

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
September 19, 2006

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136 No.	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

HOME PROPERTIES, INC.

CURRENT REPORT
ON FORM 8-K

Item 8.01.   Other Events

Home Properties, Inc. ("the Company") plans to file two registration statements on Form S-3 with the Securities and Exchange Commission (SEC).   In connection with the filing of these registration statements on Form S-3, we are filing this current report on Form 8-K to set forth audited consolidated financial statements and certain other financial information originally reported within our Annual Report on Form 10-K for the year ended December 31, 2005 ("Annual Report"), to reflect the reclassification of two properties from held for use to properties held for sale during the three-month period ended March 31, 2006.

We are updating our previously issued Annual Report due to certain provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that require us to report the results of operations of a property if it has either been disposed or is classified as held for sale in discontinued operations and meets certain other criteria. Accordingly, the Company has updated its audited consolidated financial statements for the year ended December 31, 2005 to reflect the reclassification of two properties that were disposed on April 5, 2006 as held for sale and met the criteria to be classified as discontinued operations in the quarter ending March 31, 2006.   The results of these two properties, acquired during 2004, are classified as held for sale as of December 31, 2005 and reflected in discontinued operations for the years ended December 31, 2005 and 2004. This Current Report on Form 8-K updates Items 6, 7, 8 and 15 of our Annual Report to reflect the discontinued operations, where applicable. No information other than that related to the discontinued operations has been updated. These reclassifications of discontinued operations have no effect on the Company's reported net income available to common shareholders, financial condition, cash flows or funds from operations as reported in prior SEC filings. Also, there is no effect to our previously issued audited consolidated financial statements for the year ended December 31, 2003.

Items 6, 7, 8 and 15 of our Annual Report are set forth on Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, respectively, and are incorporated by reference herein. We have not modified or updated any other disclosures presented in our Annual Report. All other information in the Annual Report remains unchanged.

<u>Item 9.01.</u> <u>Financial Statements and Exhibits.</u>

(d)   Exhibits

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP)
31.1	Section 302 Certification of Chief Executive Officer
31.2	Section 302 Certification of Chief Financial Officer
32.1	Section 906 Certification of Chief Executive Officer
32.2	Section 906 Certification of Chief Financial Officer
99.1	Selected Financial Data
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operation
99.3	Financial Statements and Supplementary Data
99.4	Financial Statements and Financial Statement Schedules

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<u>HOME PROPERTIES, INC.</u>
(Registrant)

Date: September 19, 2006

By: <u>/s/ Edward J. Pettinella</u>
       Edward J. Pettinella
       President and Chief Executive Officer

Date: September 19, 2006

By: <u>/s/ David P. Gardner</u>
       David P. Gardner
       Executive Vice President and
       Chief Financial Officer

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-37229, 333-46243, 333-52601, 333-58799, 333-64069, 333-75253, 333-92023, 333-93761, 333-94815, 333-44928, 333-46738, 333-54160, 333-61948, 333-74180, 333-02672, 333-100759, 333-115572, 333-127658, 333-133933) of Home Properties Inc. of our report dated March 10, 2006, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the discontinued operations as discussed in Note 19, as to which the date is September 15, 2006, relating to the consolidated financial statements, financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 8-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, MA

September 19, 2006

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14 PROMULGATED BY
THE SECURITIES AND EXCHANGE COMMISSION
(Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

I, Edward J Pettinella, certify that:

1. I have reviewed this updated annual report on Form 8-K of Home Properties, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Edward J. Pettinella
_____

Edward J. Pettinella
President and Chief Executive Officer
September 19, 2006

6

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14 PROMULGATED BY
THE SECURITIES AND EXCHANGE COMMISSION
(Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

I, David P. Gardner, certify that:

1. I have reviewed this updated annual report on Form 8-K of Home Properties, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ David P. Gardner
David P. Gardner
Executive Vice President and Chief Financial Officer
September 19, 2006

Exhibit 32.1

The following certification is furnished as provided by Rule 13a-14(b) promulgated under the Securities Act of 1934 and Item 601(b)(32)(ii) of Regulation S-K.


CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Updated Annual Report of Home Properties, Inc. (the "Company") on Form 8-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on September 19, 2006 (the "Report"), I, Edward J. Pettinella, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Edward J. Pettinella
_____

Edward J. Pettinella
President and Chief Executive Officer
September 19, 2006

A signed original of this written statement required by Section 906 has been provided to Home Properties, Inc. and will be retained by Home Properties, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

The following certification is furnished as provided by Rule 13a-14(b) promulgated under the Securities Act of 1934 and Item 601(b)(32)(ii) of Regulation S-K..


CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Updated Annual Report of Home Properties, Inc. (the "Company") on Form 8-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on September 19, 2006 (the "Report"), I, David P. Gardner, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ David P. Gardner
        _____

        David P. Gardner
        Executive Vice President and
        Chief Financial Officer
        September 19, 2006

A signed original of this written statement required by Section 906 has been provided to Home Properties, Inc. and will be retained by Home Properties, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

Item 6. Selected Financial and Operating Information

The following table sets forth selected financial and operating data on a historical basis for the Company and should be read in conjunction with the financial statements appearing elsewhere in this Form 10-K (amounts in thousands, except per share data).

	2005[5]	2004[5]	2003	2002	2001
Revenues:					
Rental Income	$416,709	$387,280	$348,895	$304,478	$265,024
Other Income [1]	26,151	21,950	20,936	17,621	17,739
TOTAL REVENUES	442,860	409,230	369,831	322,099	282,763
Expenses:					
Operating and maintenance	198,487	180,827	158,740	133,146	117,545
General & administrative	19,652	23,978	22,607	12,649	10,542
Interest	97,898	83,078	75,926	65,640	52,604
Depreciation & amortization	90,111	79,565	66,186	53,943	49,693
Prepayment penalties	-	-	-	3,275	116
Impairment of assets held as General Partner	400	1,116	2,518	3,533	-
TOTAL EXPENSES	406,548	368,564	325,977	272,186	230,500
Income from operations	36,312	40,666	43,854	49,913	52,263
Equity in earnings (losses) of unconsolidated affiliates	-	(538)	(1,892)	(17,493)	123
Income before minority interest, discontinued operations and extraordinary item	36,312	40,128	41,962	32,420	52,386
Minority interest in limited partnership	-	441	-	-	-
Minority interest in operating partnerships	(9,905)	(10,591)	(10,867)	(4,882)	(14,492)
Income from continuing operations	26,407	29,978	31,095	27,538	37,894
Discontinued operations, net of minority interest	55,105	17,432	10,712	17,603	11,356
Income before gain (loss) on disposition of property and business and cumulative effect of change in accounting principle	81,512	47,410	41,807	45,141	49,250
Gain (loss) on disposition of property and business, net of minority interest	-	(67)	(9)	(202)	15,256
Income before cumulative effect of change in accounting principle	81,512	47,343	41,798	44,939	64,506
Cumulative effect of change in accounting principle, net of minority interest	-	(321)	-	-	-
Net Income	81,512	47,022	41,798	44,939	64,506
Preferred dividends	(6,279)	(7,593)	(11,340)	(14,744)	(17,681)
Premium on Series B preferred stock repurchase	-	-	-	(5,025)	-
Net income available to common shareholders	$ 75,233	$ 39,429	$ 30,458	$ 25,170	$ 46,825
Basic earnings per share data:					
Income from continuing operations	$0.63	$0.68	$0.67	$0.29	$1.61
Discontinued operations	1.72	0.53	0.37	0.68	0.51
Cumulative effect of change in accounting principle	-	(0.01)	-	-	-
Net income available to common shareholders	$2.35	$1.20	$1.04	$0.97	$2.12
Diluted earnings per share data:					
Income from continuing operations	$0.62	$0.67	$0.67	$0.29	$1.60
Discontinued operations	1.71	0.52	0.36	0.67	0.51
Cumulative effect of change in accounting principle	-	(0.01)	-	-	-
Net income available to common shareholders	$2.33	$1.18	$1.03	$0.96	$2.11
Cash dividends declared per common share	$2.53	$2.49	$2.45	$2.41	$2.31
Balance Sheet Data:					
Real estate, before accumulated depreciation	$3,330,770	$3,123,901	$2,752,992	$2,597,278	$2,135,078
Total assets	2,977,870	2,816,796	2,513,317	2,456,266	2,063,789
Total debt (including held for sale)	1,924,086	1,702,722	1,380,696	1,335,807	992,858
Series B convertible cumulative preferred stock	-	-	-	-	48,733
Redeemable preferred stock [2]	60,000	85,000	85,000	167,680	114,000
Stockholders' equity	656,812	720,422	741,263	726,242	620,596
Other Data:					
Net cash provided by operating activities	$132,947	$161,691	$150,693	$140,612	$148,505
Net cash used in investing activities	(179,696)	(165,466)	(112,025)	(295,181)	(139,106)
Net cash provided by (used in) financing activities	44,215	5,747	(42,347)	152,632	(9,129)
Funds from Operations [3]	137,606	126,953	132,803	121,745	136,604
Adjusted Funds From Operations [4]	115,720	104,787	111,020	100,654	120,994
Weighted average number of shares outstanding:					
Basic	31,962,082	32,911,945	29,208,242	26,054,535	22,101,027
Diluted	32,328,105	33,314,038	29,575,660	26,335,316	22,227,521
Total communities owned at end of period	153	150	147	152	143
Total apartment units owned at end of period	43,432	41,776	40,946	41,776	39,007

[1] Other income includes property other income, interest income and other income.

[2] Redeemable preferred stock is redeemable solely at the option of the Company.

[3] Pursuant to the revised definition of Funds From Operations ("FFO") adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from sales of property, minority interest and extraordinary items plus depreciation from real property including adjustments for unconsolidated partnerships and joint ventures less dividends from non-convertible preferred shares. In 2003, the Company added back debt extinguishment costs which are incurred as a result of repaying property specific debt triggered upon sale as a gain or loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition.

FFO falls within the definition of "non-GAAP financial measure" set forth in Item 10(e) of Regulation S-K and as a result the Company is required to include in this report a statement disclosing the reasons why management believes that presentation of this measure provides useful information to investors. Management believes that in order to facilitate a clear understanding of the combined historical operating results of the Company, FFO should be considered in conjunction with net income as presented in the consolidated financial statements included elsewhere herein. Management believes that by excluding gains or losses related to dispositions of property and excluding real estate depreciation (which can vary among owners of similar assets in similar condition based on historical cost accounting and useful life estimates), FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. The Company also uses this measure to compare its performance to that of its peer group. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indication of the Company's performance or to cash flow as a measure of liquidity.

The following table sets forth the calculation of FFO and Adjusted Funds from Operations for the previous five years, beginning with "net income available to common shareholders" from the Company's audited financial statements prepared in accordance with GAAP:

	2005	2004	2003	2002	2001
Net income available to common shareholders	$75,233	$ 39,429	$ 30,458	$ 25,170	$ 46,825
Convertible Preferred dividends[a]	880	2,194	5,939	10,589	17,681
Depreciation from real property[b]	97,686	91,564	79,577	67,919	64,589
Impairment on General Partner Investment	-	945	1,785	1,470	-
(Gain) loss from sale of property	-	50	260	202	(15,256)
Minority interest	9,905	10,591	13,965	9,451	17,890
Minority interest – discontinued operations	552	2,966	1,385	2,775	4,759
Impairment of real property	-	-	423	1,565	-
(Gain) loss from sale of discontinued operations	(46,650)	(21,107)	(2,599)	(5,696)	-
Prepayment penalties	-	-	-	3,275	116
Loss from early extinguishment of debt in connection with sale of real estate	-	-	1,610	-	-
Cumulative effect of change in accounting principle	-	321	-	-	-
FFO as defined above	137,606	126,953	132,803	116,720	136,604
Premium paid on Series B repurchased[c]	-	-	-	5,025	-
FFO as adjusted by the Company	137,606	126,953	132,803	121,745	136,604
Reserve[3]	(21,886)	(22,166)	(21,783)	(21,091)	(15,610)
Adjusted Funds From Operations	$115,720	$104,787	$111,020	$100,654	$120,994
Weighted average common shares/units outstanding:					
Basic	47,714.3	48,675.0	45,276.7	42,062.1	37,980.0
Diluted[a]	48,411.3	49,077.1	47,873.8	46,466.4	45,063.6
FFO as adjusted by the Company per share diluted [a]	$2.84	$2.54	$2.77	$2.62	$3.03

[a] The calculation of FFO and FFO per share assumes the conversion of dilutive common stock equivalents and convertible preferred stock. Therefore, the convertible preferred dividends are added to FFO, and the common stock equivalent is included in both the basic and diluted weighted average common shares/units outstanding. The convertible preferred stock had an anti-dilutive effect in 2004 on the per-share calculation; therefore, the convertible preferred dividends of $2,194 are not included in FFO for the 2004 diluted calculation. The weighted average common shares/units outstanding assumes conversion of all UPREIT Units to common shares.

[b] Includes amounts passed through from unconsolidated investments.

[c] FFO for 2002 includes adding back the premium on the Series B preferred stock repurchase of $5,025. All REITs may not be using the same definition for FFO. Accordingly, the above presentation may not be comparable to other similarly titled measures of FFO of other REITs.

[4] Adjusted Funds From Operations is defined as Funds from Operations less an annual reserve for anticipated recurring, non-revenue generating capitalized costs ("Reserve") of $525 for 2005, 2004, 2003 and 2002 ($400 used for 2001) per apartment unit (weighted average units owned during the year). The adjustment from FFO to AFFO only takes into account this reserve level as previously described. The NAREIT definition of FFO or AFFO does not take into account any additional costs of capital improvements and capitalized interest that also are incurred. The total level of capital improvements and capitalized interest (including the amount defined as reserve) for the five years are as follows: 2005 - $100,013; 2004 - $102,700; 2003 - $106,346; 2002 - $115,692; and 2001 - $130,648. Please see Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations for an expanded discussion on capital improvements.

[5] For the years ended December 31, 2005 and 2004, we reclassified to discontinued operations the results of two properties that we sold on April 5, 2006. See Note 19 to our consolidated financial statements.

Exhibit 99.2

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

Overview

The following discussion should be read in conjunction with the consolidated financial statements, the notes thereto, and the selected financial data appearing elsewhere in this Form 10-K. Historical results and percentage relationships set forth in the consolidated financial statements, including trends which might appear, should not be taken as indicative of future operations. The Company considers portions of the information to be "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, with respect to the Company's expectations for future periods. Some examples of forward-looking statements include statements related to acquisitions (including any related pro forma financial information) future capital expenditures, financing sources and availability and the effects of environmental and other regulations. Although the Company believes that the expectations reflected in those forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and sales, and continued access to capital to fund growth. For this purpose, any statements contained in this report that are not statements of historical fact should be considered to be forward-looking statements. Some of the words used to identify forward-looking statements include "believes", "anticipates", "plans", "expects", "seeks", "estimates", and similar expressions. Readers should exercise caution in interpreting and relying on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and could materially affect the Company's actual results, performance or achievements.

The Company is engaged primarily in the ownership, management, acquisition, rehabilitation and development of residential apartment communities in selected Northeast, Mid-Atlantic, Midwest and Southeast Florida markets. As of December 31, 2005, the Company operated 158 apartment communities with 47,001 apartments. Of this total, the Company owned 153 communities, consisting of 43,432 apartments, managed as general partner one partnership that owned 868 apartments, and fee managed four properties with 2,701 apartments for third parties.

Executive Summary

The Company operated during 2005 in an improving economic environment. The recession, which started in 2001, continued through mid-2004 resulting in job losses in many parts of the country. For historical reference, Home Properties' markets experienced negative job growth of -0.4% in 2001 and -0.9% in 2002. For 2003, the Company's markets, as well as the country as a whole, experienced flat job growth. For 2004 and 2005, both the Company's markets and the country as a whole experienced positive job growth; 1.0% and 1.1% for the Company, and 1.7% and 1.5% for the country, respectively. An increase in job growth leads to household formations, which creates an increase in demand for rental housing. In addition, the increasing home mortgage interest rate environment made it more challenging for potential residents who considered making the switch to home ownership. Home ownership continues to be the number one reason our residents give for moving out of our communities. In 2001, home purchases represented 17.8% of our move-outs, growing to 18.8% in 2002, 19.6% in 2003, and leveling off at 19.5% for 2004 and 19.4% in 2005. A continued increase in home mortgage rates could push this level down, which would positively affect our turnover rates and improve occupancy. As referenced in our Market Demographics table on page 9 of this report, job growth for our markets improved in 2005 with 1.1% growth over 2004, on top of the 1.0% growth in 2004 over 2003. As there is usually a lag between job growth and household formation, this recovery did not create a measurable increased demand for our apartments until the second half of 2005. During the first six months of 2005, same property rent was up 1.4% and total property revenue was up 1.8%. These improved to 2.5% for rent and 4.0% for total revenue for the second six months of 2005.

The reason for using rent concessions, and the ultimate level of those concessions, has changed over the past few years. Concessions for 2003 were 119 basis points of rental revenue, which dropped to 87 basis points for all of 2004, and increased to 105 basis points for 2005. In 2003, the Company positioned itself to improve occupancy,

which resulted in less aggressive rental rate increases and a greater use of rent concessions. In 2004, we were able to maintain and improve occupancies while reducing concessions as the economy improved. In 2005, the overall level of concessions increased to help soften the much more aggressive rental increases and significant use of water and sewer expense recovery which the Company started to pass through to the residents during 2005.

The Company owned 116 communities with 33,422 apartment units throughout 2004 and 2005 where comparable operating results are available for the years presented (the "2005 Core Properties"). Occupancies at the 2005 Core Properties increased slightly by 10 basis points, from 93.4% to 93.5%. Occupancies in the fourth quarter of 2005 averaged 93.7%, compared to 92.7% a year ago. The Company uses a measurement referred to as Available to Rent, or ATR. This is a leading indicator to assess future occupancy rates by reference to units which will be available for rent, based upon leases signed or termination notices received relating to future move in/move out dates. As of the middle of February, 2006, our ATR was 7.0%, compared to the same time period a year ago when ATR was 7.8%. The fact that ATR is 0.8% better than 2005 is not surprising, given the fact that the fourth quarter of 2005 was 1.0% ahead the previous year in occupancy. This is a positive trend as we enter 2006.

Total Same Store Properties (including Detroit) rental revenue growth for 2005 was projected to be 3.3%, consisting of 2.5% in rental rate growth, 0.3% in occupancy improvement, and 0.5% in reduction to concessions. Actual results were 2.2% in rental rate growth, 0.1% drop in occupancy, and 0.2% increase to concessions, totaling 1.9% total rental revenue growth. It is difficult to compare rental growth without including the utility recovery revenue which is classified as property other income. The Company recorded $3.2 million of recovery revenue in 2005 verses only $100,000 in 2004. This put pressure on the ability to raise base rent, as this initiative was not originally budgeted at the beginning of 2005. Actual results, including utility recovery revenue, were 3.0% in rental rate growth, 0.1% drop in occupancy, and 0.2% increase to concessions, totaling 2.7% total rental revenue growth including utility recovery income.

In November 2005, the Company announced its intention to sell its Detroit portfolio to focus on its target core markets. The operating results for Detroit produced negative year over year growth in 2005. This was a large contributing factor in results not achieving the 2005 revenue growth of 3.3% that had been projected. If Detroit results are left out, as those properties are classified as held for sale, the balance of the 2005 Core Properties achieved the following (including utility recovery revenue): 3.2% in rental rate growth, 0.1% increase in occupancy, and 0.2% increase to concessions, netting out to 3.1% total rental revenue growth.

The guidance for 2006 Same Store Properties (apartment units owned throughout 2005 and 2006) revenue growth is 4.8%. Rental rates are projected to increase 3.4%, including above-average rental increases at certain communities resulting from the continued efforts to upgrade the properties. The effect from the utility recovery revenue program is included in rental rate growth, which adds 0.4% of the 3.4% increase. Occupancies are expected to increase 0.3% for the year, and concessions are projected to slow down slightly, adding 0.1% to net rental income, such that rental revenues are projected to increase 3.8%. Property other income is expected to increase substantially year over year, increasing the 3.8% rental revenue growth to 4.8% total revenue growth. The items driving the property other income growth are a $3.9 million marginal increase in water and sewer recovery revenue and a $1.3 million marginal increase in heating cost recovery revenue from the utility recovery initiatives.

Expenses for 2006 Same Store Properties are projected to increase 5.3%. See below under "Results of Operations" for more details on expense comparisons.

These revenue and expense projections result in 2006 Same Store Properties net operating income ("NOI") growth of 4.3% at the mid-point of 2006 guidance. Markets where the Company expects above average NOI growth include: Florida (+9.0%); Washington, D.C. (+7.5%); Baltimore (+5.9%); Philadelphia (+5.5%). Average growth is expected in the New York City Metro area (+4.0%). Markets with below average expectations include: Upstate New York (+3.0%); Boston (+2.7%); Chicago (0.0%); and Detroit (-1.5%). Certain historical demographic information for these markets may be found in the tables on pages 9 and 10 of this report.

Of the two items making up NOI – revenue and operating expenses, the revenue component is likely to be more volatile. An improving economy could create higher demand for rental housing above that projected. An economic

recovery that stumbles or creates little new job growth could put pressure on the Company's ability to reach the mid-point of guidance. The Company has given FFO guidance for 2006 with a range of $2.88 to $3.00 per share.

The Company has anticipated closing on acquisitions of $150 million in its budget for 2006. The Company is committed to a disciplined approach to acquisitions, but at the same time recognizes that the continued long term low interest rate levels allow the Company flexibility to adjust hurdle rates and bids to reflect market conditions. The Company is also targeting $250 million in dispositions, mostly from the sale of its entire Detroit portfolio. While the acquisition market will likely continue to be very competitive, the Company is confident that the 2006 acquisition goal of $150 million is achievable.

During 2005, the Company increased its level of stock buy-back activity substantially, repurchasing approximately 2.8 million shares at a weighted price slightly in excess of $40.00 per share. The Company's strategy is to opportunistically repurchase shares at a discount to its underlying net asset value, thereby continuing to build value for shareholders. The Company estimates its net asset value per share at December 31, 2005 to be $52.45, based on capitalizing at 6.3% the annualized and seasonally adjusted fourth quarter property net income, plus a 3% growth factor, minus a management fee. With the difficult and competitive acquisition environment described above, the Company believes buying back stock is a logical use of funds. The Company will continue to monitor stock prices, the published net asset value and acquisition alternatives to determine the current best use of capital between stock buyback and acquisitions.

During 2006, the Company anticipates increasing leverage to a level of approximately 49% of debt-to-total market capitalization in order to meet the above-described acquisition goals. Finally, although not contemplated based on the announced level of acquisitions of $150 million, if the acquisition pace were to increase, the Company would consider a combination of increased sales of under-performing or isolated apartment communities and issuance of cumulative redeemable preferred stock to raise additional capital.

Results of Operations

Comparison of year ended December 31, 2005 to year ended December 31, 2004.

The Company owned 116 communities with 33,422 apartment units throughout 2004 and 2005 where comparable operating results are available for the years presented (the "2005 Core Properties"). For the year ended December 31, 2005, the 2005 Core Properties showed an increase in rental revenues of 2.4% and a net operating income increase of 2.9% over the 2004 year-end period. Property level operating expenses increased 3.8%. Average economic occupancy for the 2005 Core Properties increased from 93.4% to 93.5%, with average monthly rental rates increasing 2.4% to $1,000 per apartment unit.

A summary of the 2005 Core Property NOI is as follows:

	2005	2004	$ Change	% Change
Rental Income	$374,816,000	$366,085,000	$8,731,000	2.4%
Utility Recovery Revenue	2,756,000	95,000	2,661,000	2801.1%
Other Income	19,150,000	17,918,000	1,232,000	6.9%
Total Property Other Income	21,906,000	18,013,000	3,893,000	21.6%
Total Revenue	396,722,000	384,098,000	12,624,000	3.3%
Operating and Maintenance	(176,339,000)	(169,954,000)	(6,385,000)	(3.8%)
Net Operating Income	$220,383,000	$214,144,000	$6,239,000	2.9%

NOI may fall within the definition of "non-GAAP financial measure" set forth in Item 10(e) of Regulation S-K and, as a result, Home Properties may be required to include in this report a statement disclosing the reasons why management believes that presentation of this measure provides useful information to investors. Home Properties believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment properties. In addition, the apartment communities are valued and sold in the market by using a multiple of NOI. The Company also uses this measure to compare its performance to that of its peer group.

During 2005, the Company acquired a total of 2,430 apartment units in seven communities (the "2005 Acquisition Communities"). In addition, the Company experienced full-year results for the 2,394 apartment units in eight apartment communities (the "2004 Acquisition Communities") acquired during 2004 which were held and used through December 31, 2005. The inclusion of these acquired communities generally accounted for the significant changes in operating results for the year ended December 31, 2005. In addition, effective April 1, 2004, the reported income from operations include the consolidated results of one investment where the Company is the managing general partner that has been determined to be a Variable Interest Entity ("VIE").

A summary of the NOI from continuing operations for the Company as a whole is as follows:

	2005	2004	$ Change	% Change
Rental Income	$416,709,000	$387,280,000	$29,429,000	7.6%
Utility Recovery Revenue	3,128,000	133,000	2,995,000	2251.9%
Other Income	20,419,000	18,554,000	1,865,000	10.1%
Total Property Other Income	23,547,000	18,687,000	4,860,000	26.0%
Total Revenue	440,256,000	405,967,000	34,289,000	8.4%
Operating and Maintenance	(198,487,000)	(180,827,000)	(17,660,000)	(9.8%)
Net Operating Income	$241,769,000	$225,140,000	$16,629,000	7.4%

During 2005, the Company disposed of four properties with a total of 816 units, which had partial results for 2005 (the "2005 Disposed Communities"). Also during 2005, the Company placed twenty-one properties with a total of 5,138 units into held for sale status, 5,046 of which had full year results for 2005 and 2004 and 92 of which were acquired during 2004 (the "2005 Held for Sale Communities"). The results of these disposed and held for sale properties have been reflected in discontinued operations and are not included in the table above.

For the year ended December 31, 2005, income from operations (income before equity in earnings (losses) of unconsolidated affiliates, minority interest, discontinued operations and gain (loss) on disposition of property and business) decreased by $4,354,000 when compared to the year ended December 31, 2004. The decrease was primarily attributable to the following factors: an increase in rental income of $29,429,000, an increase in property other income of $4,860,000, a decrease in general and administrative expense of $4,326,000 and a decrease in impairment of assets held as general partner of $716,000. These changes were more than offset by an increase in operating and maintenance expense of $17,660,000, an increase in interest expense of $14,820,000, an increase in depreciation and amortization of $10,546,000 and a decrease in interest and other income of $659,000. Each of the items are described in more detail below.

Of the $29,429,000 increase in rental income, $11,451,000 is attributable to the 2004 Acquisition Communities, $8,180,000 is attributable to the 2005 Acquisition Communities and $1,067,000 is attributable to the consolidation of the VIE. The balance of $8,731,000 relates to a 2.4% increase from the 2005 Core Properties due primarily to an increase of 2.4% in weighted average rental rates, accompanied by an increase in average economic occupancy from 93.4% to 93.5%.

In the current improving economic environment, it is very difficult to project rental rate and occupancy results. The Company has provided guidance for 2006, which, at the mid-point of the range, anticipates same store revenue growth of 4.8%, including above-average rental increases from the continued efforts to upgrade the properties. Occupancy levels are expected to slowly improve from the level at the end of the fourth quarter of 2005, producing an expected average for 2006 Same Store Properties of 93.7%, 30 basis points higher than all of 2005.

Property other income, which consists primarily of income from utility recovery charges, operation of laundry facilities, late charges, administrative fees, garage and carport rentals, revenue from corporate apartments, cable revenue, pet charges, and miscellaneous charges to residents, increased in 2005 by $4,860,000. Of this increase, $661,000 is attributable to the 2004 Acquisition Communities, $287,000 is attributable to the 2005 Acquisition Communities and $19,000 is attributable to the VIE. The balance of $3,893,000 represents a 21.6% increase attributable to the 2005 Core Properties. Included in the 2005 Core Properties increase is $2,661,000 which represents increased utility recovery revenue compared to 2004.

Other income, which primarily reflects management and other real estate service fees recognized by the Company, decreased in 2005 by $759,000. This is due primarily to a decrease in the level of management activity as a result of the sale of the affordable limited partnerships partially offset by increases in other fee managed properties.

Of the $17,660,000 increase in operating and maintenance expenses, $6,439,000 is attributable to the 2004 Acquisition Communities, $3,750,000 is attributable to the 2005 Acquisition Communities and $1,086,000 is attributable to the VIE. The balance for the 2005 Core Properties, a $6,385,000 increase in operating expenses or 3.8%, is primarily a result of increases in utilities, personnel and real estate taxes, offset in part by reductions in advertising, repairs and maintenance, and property insurance.

The breakdown of operating and maintenance costs for the 2005 Core Properties by line item is listed below (in thousands):

	2005	2004	$ Variance	% Variance
Electricity	$ 7,114	$ 6,934	$(180)	(2.6%)
Gas	20,839	17,423	(3,416)	(19.6%)
Water & Sewer	10,244	9,644	(600)	(6.2%)
Repairs & Maintenance	25,394	25,622	228	0.9%
Personnel Expense	36,925	36,427	(498)	(1.4%)
Site Level Incentive Compensation	2,501	1,544	(957)	(62.0%)
Advertising	7,058	7,309	251	3.4%
Legal & Professional	1,292	1,308	16	1.2%
Office & Telephone	4,998	5,252	254	4.8%
Property Insurance	5,120	6,230	1,110	17.8%
Real Estate Taxes	40,166	38,404	(1,762)	(4.6%)
Snow	1,280	1,099	(181)	(16.5%)
Trash	2,515	2,441	(74)	(3.0%)
Property Management G&A	10,893	10,317	(576)	(5.6%)
Total	$176,339	$169,954	$(6,385)	(3.8%)

The natural gas heating cost variance of 19.6% reflects significant increases in the cost of natural gas per decatherm. As of December 31, 2005, the Company had fixed-price contracts covering approximately 75% of its natural gas exposure for the balance of the 2005/2006 heating season. The Company has fixed-price contracts covering approximately 49% of its natural gas exposure for calendar year 2006. Risk is further diversified by staggering contract term expirations. For the balance of the 2005/2006 heating season, the Company estimates the average price per decatherm will be approximately $9.64. For calendar year 2006, where the Company has coverage for 49% of its exposure, the Company's negotiated average price per decatherm was approximately $8.47. A year ago, the average commodity cost for the season's contracts was $6.40. The Company has provided guidance for 2006 which anticipates a 23% increase (or $5,900,000) in natural gas heating costs. This is based on the thirty-year average for the number of degrees days for 2006. For guidance, the portion of the calendar year not covered by fixed price contracts is assumed to be priced at a level that reflects twelve month strip pricing as of February, 2006.

During 2006, the Company plans on increasing the percentage of fixed price contracts before entering the 2006/2007 winter heating season.

The over 6% increase in water and sewer costs is a function of municipalities across all regions looking at ways to increase revenues. The Company initiated a program to allocate water and sewer costs to residents at a majority of the Owned Properties in March 2005.

The decrease in repairs and maintenance of 0.9% is mainly attributed to a $919,000 decrease in sales tax charges between periods. Included in contract repairs in 2004 is $805,000 of sales tax expense, compared to a reduction in sales tax expense of $111,000 in 2005. See discussion on page 39 in section titled Comparison of year ended December 31, 2004 compared to year ended December 31, 2003. The Company has provided guidance for 2006 which anticipates a 3.6% increase in repairs and maintenance.

Personnel expense was up 1.4% in 2005 versus 2004. Significant variances were in workers compensation, up $421,000, or 27%, and health insurance, down $867,000, or 33%. For 2006 guidance, personnel costs are anticipated to increase 2.5%.

Site level incentive compensation was up $957,000, or 62.0%. This represents an increased focus on creating a higher level of property management compensation coming from incentive based performance measures.

Advertising costs were down 3.4% as a result of property management decreasing spending on major newspaper ads and focusing instead on internet advertising and resident referral programs.

Property insurance costs were down 17.8% over 2004. The Company renewed the property and general liability insurance policy for the year beginning November, 2004 at significantly reduced rates, due to a reduced number of claims and better management of those claims. The guidance for 2006 reflects a 1.6% decrease in insurance costs.

Real estate taxes were up 4.6% in 2005, reflecting increased assessments and rates as tax authorities struggle to raise revenues in many regions of the country. The Company expects real estate taxes to increase only 1.0% in 2006 reflecting successful initiatives to challenge assessments and obtain cost reductions.

Snow removal costs were up 16.5%. The year 2005 produced normal snowfalls compared to below normal snowfall in 2004. Snow removal costs are anticipated to remain at normal levels in 2006.

The operating expense ratio (the ratio of operating and maintenance expense compared to rental and property other income) for the 2005 Core Properties was 44.4% and 44.2% for 2005 and 2004, respectively. This 0.2% increase resulted from the 3.3% increase in total revenue achieved through ongoing efforts to upgrade and reposition properties for maximum potential being offset by the 3.8% increase in operating and maintenance expense. In general, the Company's operating expense ratio is higher than that experienced in other parts of the country due to relatively high real estate taxes in its markets and the Company's practice, typical in its markets, of including heating expenses in base rent. This ratio could change as the Company rolls out its heating cost recovery program in 2006 and 2007, charging residents for their share of heating costs.

General and administrative expenses ("G&A") decreased in 2005 by $4,326,000 or 18% from $23,978,000 in 2004 to $19,652,000 in 2005. Of this decrease, $3,800,000 is attributable to an accrued liability recorded in the fourth quarter of 2004 relating to the March 2005 settlement of a lawsuit and the payment of certain related legal fees, as described on page 40 in the section titled Comparison of year ended December 31, 2004 to year ended December 31, 2003. After taking into account the settlement expense, all other items of G&A decreased $526,000 year over year. Of this net variance, there was a $481,000 decrease in the level of corporate incentive compensation and a $573,000 decrease in other items of G&A; partially offset by $528,000 increased external costs incurred specifically to comply with Section 404 of Sarbanes-Oxley. The total direct external costs incurred during 2005 for Section 404 compliance totaled approximately $2,300,000. A significant portion of this related to costs incurred in 2005 to satisfy the first year efforts for Section 404 compliance. G&A is expected to decrease 2.6% for 2006, based on an expectation of a lower level of Section 404 costs.

Interest expense increased in 2005 by $14,820,000 as a result of the increased borrowings in connection with acquisition of the 2005 Acquisition Communities, and a full year of interest expense for the 2004 Acquisition Communities. In addition, amortization from deferred charges relating to the financing of properties totaled $1,975,000 and $1,766,000, and was included in interest expense for 2005 and 2004, respectively.

Included in interest expense are prepayment penalties which decreased in 2005 by $158,000 as compared to 2004. During 2005, the Company incurred a total of $147,000 in prepayment penalties in connection with the refinancing or payoff of certain mortgages compared to $305,000 in 2004.

Depreciation and amortization expense increased $10,546,000 due to the additional depreciation expense on the 2005 Acquisition Communities and a full year of depreciation expense for the 2004 Acquisition Communities, as well as the incremental depreciation on the capital expenditures for additions and improvements to the Core Properties in 2005 and 2004 of $71,481,000 and $81,379,000, respectively.

Impairment of assets held as General Partner decreased from $1,116,000 in 2004 to $400,000 in 2005. During 2005, the Company recorded impairment charges of $400,000 relating to the Company's estimate of fair market value of the one remaining VIE. During 2004, the Company recorded impairment charges of $1,116,000 (all in the first quarter). Of this total, $171,000 represented advances made during the first quarter of 2004 to certain of the affordable property limited partnerships which the Company believed would not be repaid upon the sale of the loans. The remaining $945,000 pertained to an additional net impairment charge taken on the 38 properties included in the Company's planned disposition of its affordable portfolio to reduce the investment in the partnerships based upon the revisions to the sale contract in the first quarter. In connection with FIN 46R, the Company was required to consolidate the majority of the affordable limited partnerships results of operations beginning April 1, 2004.

The equity in earnings (losses) of unconsolidated affiliates of ($538,000) in 2004 is primarily the result of the general partner recording a greater share of the underlying investment's losses due to the loans and advances to certain of the affordable property limited partnerships where the limited partner had no capital account. This is pursuant to the accounting requirements of EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses."

Minority interest decreased $686,000 as a direct result of the decrease in income from operations over the prior year.

Included in discontinued operations for the year-ended December 31, 2005, are the Disposition Communities and Held for Sale Communities. The Company generally considers assets to be held for sale when all significant contingencies surrounding the closing have been resolved, which often corresponds with the actual closing date. However, the Company has classified as held for sale the entire Detroit region portfolio of nineteen apartment communities containing 5,046 apartment units. The Company has announced its intention to sell the portfolio and has met all of the requirements under SFAS 144. In addition, on April 5, 2006, the Company disposed of two apartment communities containing 92 units. The results of these two properties are classified as held for sale as of December 31, 2005 and are reflected in discontinued operations.

Included in the $53,975,000 gain on disposition of property reported for the year 2005 is the sale of four apartment communities where the Company has recorded a combined gross gain on sale of $73,022,000, net of minority interest of $24,227,000. In addition, the Company recorded a $7,686,000 gain, net of minority interest of $2,506,000, during the year related to the disposal of two affordable partnerships.

In connection with the adoption of FIN 46R, the Company recorded a $321,000 cumulative effect charge of a change in accounting principle in the first quarter of 2004. This charge was the result of negative capital accounts of minority interest partners that were absorbed by the Company.

Net income increased $34,490,000 primarily due to the increase in gain on sale of discontinued operations of $42,558,000 in 2005 compared to 2004; partially offset by $4,885,000 lower income from the operation of discontinued operations in 2005 compared to 2004.

Comparison of year ended December 31, 2004 to year ended December 31, 2003.

The Company owned 114 communities with 32,708 apartment units throughout 2003 and 2004 where comparable operating results are available for the years presented (the "2004 Core Properties"). For the year ended December 31, 2004, the 2004 Core Properties showed an increase in rental revenues of 3.7% and a net operating income increase of 2.2% over the 2003 year-end period. Property level operating expenses increased 6.6%. Average economic occupancy for the 2004 Core Properties increased from 93.0% to 93.4%, with average monthly rental rates increasing 3.3% to $973 per apartment unit.

A summary of the 2004 Core Property NOI is as follows:

	2004	2003	$ Change	% Change
Rental Income	$356,738,000	$343,921,000	$12,817,000	3.7%
Property Other Income	17,585,000	15,563,000	2,022,000	13.0%
Total Revenue	374,323,000	359,484,000	14,839,000	4.1%
Operating and Maintenance	(166,530,000)	(156,150,000)	(10,380,000)	(6.6%)
Net Operating Income	$207,793,000	$203,334,000	$4,459,000	2.2%

During 2004, the Company acquired a total of 2,486 apartment units in ten newly-acquired communities, 2,394 which were held and used through December 31, 2005 (the "2004 Acquisition Communities"). In addition, the Company experienced full-year results for the 730 apartment units in two apartment communities (the "2003 Acquisition Communities") acquired during 2003. The inclusion of these acquired communities generally accounted for the significant changes in operating results for the year ended December 31, 2004. In addition, effective April 1, 2004, the reported income from operations include the consolidated results of one investment where the Company is the managing general partner that has been determined to be a VIE.

A summary of the NOI from continuing operations for the Company as a whole is as follows:

	2004	2003	$ Change	% Change
Rental Income	$387,280,000	$348,895,000	$38,385,000	11.0%
Property Other Income	18,687,000	15,994,000	2,693,000	16.8%
Total Revenue	405,967,000	364,889,000	41,078,000	11.3%
Operating and Maintenance	(180,827,000)	(158,740,000)	(22,087,000)	(13.9%)
Net Operating Income	$225,140,000	$206,149,000	$18,991,000	9.2%

During 2004, the Company also disposed of five properties with a total of 1,646 units, which had partial results for 2004 (the "2004 Disposed Communities"). The results of these disposed properties have been reflected in discontinued operations.

For the year ended December 31, 2004, income from operations (income before equity in earnings (losses) of unconsolidated affiliates, minority interest, discontinued operations and gain (loss) on disposition of property and business) decreased by $3,188,000 when compared to the year ended December 31, 2003. The decrease was primarily attributable to the following factors: an increase in rental income of $38,385,000, an increase in property other income of $2,693,000 and a decrease in impairment of assets held as general partner of $1,402,000. These changes were more than offset by an increase in operating and maintenance expense of $22,087,000, an increase in general and administrative expense of $1,371,000, an increase in interest expense of $7,152,000, an increase in depreciation and amortization of $13,379,000 and a decrease in interest and other income of $1,679,000. Each of the items are described in more detail below.

Of the $38,385,000 increase in rental income, $4,410,000 is attributable to the 2003 Acquisition Communities, $18,132,000 is attributable to the 2004 Acquisition Communities and $3,026,000 is attributed to the VIE. The balance of $12,817,000 relates to a 3.7% increase from the 2004 Core Properties due primarily to an increase of 3.3% in weighted average rental rates, accompanied by an increase in average economic occupancy from 93.0% to 93.4%.

The Company focused more on improving occupancy during 2003 and therefore was less aggressive with rent increases at its Core Properties. The Company reverted back in 2004 to focusing on rent increases, as seen by the quarter over quarter trend of more aggressive rents. An additional component of the 3.3% increase in weighted average rent results from the significant upgrading and repositioning efforts discussed under "Capital Improvements" below. The Company seeks a minimum 9% internal rate of return for these revenue-enhancing upgrades, down from the 12% goal referenced in 2003.

Property other income, which consists primarily of income from operation of laundry facilities, late charges, administrative fees, garage and carport rentals, revenue from corporate apartments, cable revenue, pet charges, utility recovery charges and miscellaneous charges to residents, increased in 2004 by $2,693,000. Of this increase, $229,000 is attributable to the 2003 Acquisition Communities, $377,000 is attributable to the 2004 Acquisition Communities and $65,000 is attributable to the VIE. The balance of $2,022,000 represents a 13% increase attributable to the 2004 Core Properties. A significant portion of the increase (47%) for the 2004 Core Properties is from telephone revenue and cable revenue, in particular, revenue recognized in the amount of $500,000 associated with the termination of a contract with a telephone service provider. In addition, 12% of the increase is from increased laundry revenue as we continue to increase the percentage of owned laundry equipment at the properties.

Other income, which primarily reflects management and other real estate service fees recognized by the Company, decreased in 2004 by $1,644,000. This is due primarily to a decrease in the level of management activity as a result of the sale of the affordable limited partnerships.

Of the $22,087,000 increase in operating and maintenance expenses, $1,730,000 is attributable to the 2003 Acquisition Communities, $7,895,000 is attributable to the 2004 Acquisition Communities and $2,082,000 is attributable to the VIE. The balance for the 2004 Core Properties, a $10,380,000 increase in operating expenses or 6.6%, is primarily a result of increases in utilities, repairs and maintenance, personnel, property insurance and real estate taxes, offset in part by reductions in advertising and snow removal costs.

The breakdown of operating and maintenance costs for the 2004 Core Properties by line item is listed below (in thousands):

	2004	2003	$ Variance	% Variance
Electricity	$ 6,839	$ 6,361	$ (478)	(7.5%)
Gas	17,173	15,963	(1,210)	(7.6%)
Water & Sewer	9,400	8,482	(918)	(10.8%)
Repairs & Maintenance	25,083	22,081	(3,002)	(13.6%)
Personnel Expense	35,491	32,972	(2,519)	(7.6%)
Site Level Incentive Compensation	1,507	1,003	(504)	(50.2%)
Advertising	7,206	7,863	657	8.4%
Legal & Professional	1,279	1,216	(63)	(5.2%)
Office & Telephone	5,161	5,403	242	4.5%
Property Insurance	6,099	5,242	(857)	(16.3%)
Real Estate Taxes	37,838	35,654	(2,184)	(6.1%)
Snow	1,042	1,746	704	40.3%
Trash	2,373	2,423	50	2.1%
Property Management G&A	10,039	9,741	(298)	(3.1%)
Total	$166,530	$156,150	$(10,380)	(6.6%)

The increase in electric of 7.5% continues a trend of above 5% increases for the past two years, reflective of market increases versus any substantial shift in usage.

The natural gas heating cost variance of 7.6% was all a fourth quarter event, as this line item was breakeven through the third quarter of 2004. The fourth quarter of 2003 was relatively mild, plus there have been significant increases in the cost of natural gas per decatherm. As of December 31, 2004, the Company had fixed-price contracts covering approximately 99% of its natural gas exposure for the 2004/2005 heating season. The Company has fixed-price contracts covering approximately 59% of its natural gas exposure for calendar year 2005. Risk is further diversified by staggering contract term expirations. For the 2004/2005 heating season, where the Company has coverage for approximately 99% of its exposure, the Company's negotiated average price per decatherm is approximately $6.08.

The over 10% increase in water and sewer costs are a function of municipalities across all regions looking at ways to increase revenues. The Company was focusing on a program to allocate water and sewer costs to residents at a majority of the Owned Properties.

The increase in repairs and maintenance of 13.6% occurred in contract repairs, painting and cleaning. Included in contract repairs is $805,000 of sales tax expense, as described below, which accounted for 27% of the total increase in repairs and maintenance. Cleaning costs are up $634,000, or 21% of the total increase in repairs and maintenance. A significant portion of this represents a shift between personnel costs and repairs and maintenance as more of this function was performed by outside contractors versus in-house personnel.

During April, 2004, the Company finalized negotiations with New York State settling a sales and use tax audit covering the period June 1, 1999 through May 31, 2002. The total cost to the Company as a result of the audit amounted to $861,000 (including $173,000 of interest expense) for sales tax not charged to the Company by its vendors. This was included in the first quarter results and allocated $312,000 to expense for property repairs, $136,000 (before minority interest) to loss on disposition of property, and $413,000 capitalized to real estate assets for improvements.

As a result of this audit, during the second quarter of 2004, the Company examined its sales and use tax compliance in the other states in which the Company operates. Based upon its internal analysis, the Company estimated its liability as of June 30, 2004 in those states where it found non-compliance and had recorded a liability of $1,712,000. This was allocated $493,000 to expense for property repairs, $233,000 to interest expense, $35,000 (before minority interest) to loss on disposition of property, and $951,000 capitalized to real estate assets. The liability recorded related to the period beginning on the later of: (i) the date the Company first purchased property in the applicable state; or (ii) January 1, 1997 and ending on June 30, 2004. The Company recognizes that the liability recorded was an estimate and that the actual tax liability paid in 2005 was approximately $1,430,000.

The Company determined that the amount of liability which it failed to record with respect to sales and use tax did not have a material impact on its results of operations or reported earnings for the prior periods in which the items subject to tax were purchased and that the expense recorded in the first and second quarters of 2004 were one-time adjustments. The Company does not believe that the additional sales and use tax it will record and pay will have a material impact on its results of operations in future periods. As a result of the sales tax audit, the Company initiated procedures to ensure that sales and use tax on expenditures were properly collected by its vendors or accrued and paid by the Company.

Personnel expense was up 7.6% in 2004 versus 2003. Payroll tax expense was up 6.7%, mostly fueled by significant increases in workers compensation and health insurance costs. The balance represents a 4.8% increase in wages.

Site level incentive compensation was up $504,000, or 50.2%. This represents an increased focus on creating a higher level of property management compensation coming from incentive based performance measures.

Advertising costs were down 8.4% as a result of a comparison to higher than normal levels in 2003. Advertising costs were up substantially in 2003 consistent with increased efforts to attract traffic and increase occupancy. The advertising level in 2004 reflected a more normalized run rate.

Property insurance costs were up 16.3% over 2003. The insurance expense for 2003 reflects the impact of a legal settlement which reduced the expense by $500,000. Without the benefit of this settlement, insurance costs would

have been up 6.8%. The Company renewed the property and general liability insurance policy for the year beginning November, 2004 at significantly reduced rates.

Real estate taxes were up 6.1% in 2004, reflecting increased assessments and rates as tax authorities struggle to raise revenues in many regions of the country.

Snow removal costs were down 40.3%. The first quarter of 2003 produced significant snowfalls compared to historical norms. Most of the $704,000 decrease in snow removal costs occurred during the first quarter, due to this comparison, and below normal snowfall in 2004.

The operating expense ratio (the ratio of operating and maintenance expense compared to rental and property other income) for the 2004 Core Properties was 44.5% and 43.4% for 2004 and 2003, respectively. This 1.1% increase resulted from the 4.1% increase in total revenue achieved through ongoing efforts to upgrade and reposition properties for maximum potential being offset by the 6.6% increase in operating and maintenance expense. In general, the Company's operating expense ratio is higher than that experienced in other parts of the country due to relatively high real estate taxes in its markets and the Company's practice, typical in its markets, of including heating expenses in base rent.

G&A increased in 2004 by $1,371,000 or 6% from $22,607,000 in 2003 to $23,978,000 in 2004. Of this increase, $3,800,000 is attributable to an accrued liability recorded in the fourth quarter of 2004 relating to the March 2005 settlement of a lawsuit and the payment of certain related legal fees, as described below. The year-over-year increase would have been greater except for a $5,000,000 expense incurred in 2003 for the restricted stock granted to the Leenhoutses as part of their retirement as Co-CEO's. After taking into account the settlement expense and the restricted stock grant, all other items of G&A increased $2,571,000 year over year. Of this net variance, $1,591,000 is directly attributed to increased external costs incurred specifically to comply with Section 404 of Sarbanes-Oxley. Including all other accounting, auditing and tax compliance cost increases explains an additional $368,000 of the variance increase. All other items of G&A accounted for the $612,000 balance of the increase. The total direct external costs incurred during 2004 for Section 404 compliance totaled approximately $1,800,000.

The $3,800,000 accrued for settlement costs ($3,500,000) and the legal fees ($300,000) relates to a legal action, commenced in 2000, against the Company, the Operating Partnership and Home Leasing Corporation. Home Leasing is owned by Nelson B. Leenhouts and Norman Leenhouts, who are the Co-Chairs of the Board of Directors and Senior Advisors to the Company. The Company was originally formed to expand and continue Home Leasing's business. The essence of the complaint was that the entity in which the plaintiffs were investors was wrongfully excluded from the Company's initial public offering. In their original complaint, plaintiffs sought damages in the amount of $3,000,000. In the subsequent discovery process, plaintiffs increased damages sought to $10,000,000. Payment in settlement and of legal fees was made on behalf of Home Leasing as well as the Company and the Operating Partnership in recognition of the fact that the matters alleged in the action against Home Leasing related directly and solely to the promotion and creation of the Company.

Interest expense increased in 2004 by $7,152,000 as a result of the increased borrowings in connection with acquisition of the 2004 Acquisition Communities, and a full year of interest expense for the 2003 Acquisition Communities. In addition, amortization from deferred charges relating to the financing of properties totaled $1,766,000 and $1,483,000, and was included in interest expense for 2004 and 2003, respectively.

Included in interest expense are prepayment penalties which decreased in 2004 by $1,305,000 as compared to 2003. During 2004, the Company incurred a total of $305,000 in prepayment penalties in connection with the refinancing of certain mortgages and the sale of one of the 2004 disposed properties. In 2003, $1,610,000 was recorded in loss from early extinguishment of debt in connection with the sale of two of the 2003 Disposed Communities.

Depreciation and amortization expense increased $13,379,000 due to the additional depreciation expense on the 2004 Acquisition Communities and a full year of depreciation expense for the 2003 Acquisition Communities, as well the incremental depreciation on the capital expenditures for additions and improvements to the Core Properties in 2004 and 2003 of $91,151,000 and $101,398,000, respectively, net of the Disposition Communities.

In the fourth quarter of 2002, the Company announced its intention to sell virtually all of the assets associated with its general partner interests in the affordable properties in order to focus solely on the direct ownership and management of market rate apartment communities. The assets included principally loans, advances and management contracts. During 2004, the Company recorded impairment charges of $1,116,000 (all in the first quarter). Of this total, $171,000 represents advances made during the first quarter of 2004 to certain of the affordable property limited partnerships which the Company believes will not be repaid upon the sale of the loans. The remaining $945,000 pertains to an additional net impairment charge taken on the 38 properties included in the Company's planned disposition of its affordable portfolio to reduce the investment in the partnership based upon the revisions to the sale contract in the first quarter. In connection with FIN 46R, the Company was required to consolidate the majority of the affordable limited partnerships results of operations beginning April 1, 2004.

The equity in earnings (losses) of unconsolidated affiliates of ($538,000) is primarily the result of the general partner recording a greater share of the underlying investment's losses due to the loans and advances to certain of the affordable property limited partnerships where the limited partner has no capital account. This is pursuant to the accounting requirements of EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses." In connection with FIN 46R, the Company was required to consolidate the majority of the affordable limited partnerships results of operations beginning April 1, 2004.

Minority interest decreased $276,000 as a direct result of the decrease in income from operations over the prior year.

Included in discontinued operations for the year-ended December 31, 2004, are the Disposition Communities, Held for Sale Communities and the results of operations of the sold affordable limited partnerships that in connection with FIN 46R were required to be consolidated beginning April 1, 2004. As all significant contingencies surrounding the sale of the affordable properties had been resolved, the Company had considered these assets held for sale and reported them in discontinued operations. (See further detail supplied under "Variable Interest Entities" section below).

Included in the $11,417,000 net gain on disposition of property reported for the year 2004 is the sale of five apartment communities where the Company has recorded a combined gain on sale, net of minority interest, of approximately $18,082,000. In addition, the Company recorded a $6,665,000 loss, net of minority interest of $3,103,000, during the year related to the disposal of the affordable partnerships. Included in the gross $9,800,000 loss reported is a $5,000,000 loss from a property being disposed through a default with the lender. In December, 2004, the Company recorded an obligation to repurchase the limited partner's interests in two VIEs in satisfaction of any tax credit guarantees or other obligations to that partner for $5.7 million, resulting in a loss of $5.0 million included in "gain on disposition of property" as part of "Discontinued operations." The transfer of the partnership interests was effective in January, 2005. An additional impairment in the Company's investment of $4,000,000 was recorded relating to the closing of 26 affordable properties and the eight properties under contract for sale with the same buyer. Finally, a reduction of $800,000 to fair market value of the Company's investment has been recorded for the property the Company will continue to hold for sale.

In connection with the adoption of FIN 46R, the Company recorded a $321,000 cumulative effect charge, net of minority interest, of a change in accounting principle in the first quarter of 2004. This charge was the result of negative capital accounts of minority interest partners that were absorbed by the Company.

Net income increased $5,224,000 primarily due to the increase in income from discontinued operations of $6,720,000 in 2004 compared to 2003.

Liquidity and Capital Resources

The Company's principal liquidity demands are expected to be distributions to the preferred and common stockholders and Operating Partnership Unitholders, capital improvements and repairs and maintenance for the properties, acquisition of additional properties, stock repurchases and debt repayments. The Company may also acquire equity ownership in other public or private companies that own and manage portfolios of apartment

communities. Management anticipates the acquisition of properties of approximately $150 million in 2006, although there can be no assurance that such acquisitions will actually occur.

The Company intends to meet its short-term liquidity requirements through net cash flows provided by operating activities and its existing bank line of credit, described below. The Company considers its ability to generate cash to be adequate to meet all operating requirements and make distributions to its stockholders in accordance with the provisions of the Internal Revenue Code, as amended, applicable to REITs.

To the extent that the Company does not satisfy its long-term liquidity requirements through net cash flows provided by operating activities and the line of credit, it intends to satisfy such requirements through property debt financing, proceeds from the sale of properties, the issuance of UPREIT Units, proceeds from sales of its common stock through the Dividend Reinvestment Plan, or issuing additional common shares, shares of the Company's preferred stock, or other securities. As of December 31, 2005, the Company owned 25 properties, with 5,271 apartment units, which were unencumbered by debt.

A source of liquidity in 2006 is expected to be from the sale of properties. During 2005, the Company sold four communities for a total sales price of $142.6 million. The Company sold five communities during 2004 for a total sales price of $92.5 million. The Company was able to sell these properties at an average capitalization rate of 5.7% and reinvest in the acquisition of properties with more growth potential at an expected first year cap rate of 6.3%. Management has included in its operating plan that the Company will strategically dispose of assets totaling approximately $250 million in 2006, although there can be no assurance that such dispositions will actually occur.

In May 1998, the Company's Form S-3 Registration Statement was declared effective relating to the issuance of up to $400 million of common stock, preferred stock or other securities. As of December 31, 2005, the Company continued to have available securities under the registration statement in the aggregate amount of $144,392,000.

In May and June 2000, the Company completed the sale of $60 million of Series C Preferred Stock in a private transaction with affiliates of Prudential Real Estate Investors ("Prudential"), Teachers Insurance and Annuity Association of America ("Teachers"), affiliates of AEW Capital Management and Pacific Life Insurance Company. The Series C Preferred Stock carried an annual dividend rate equal to the greater of 8.75% or the actual dividend paid on the Company's common shares into which the preferred shares could be converted. The stock had a conversion price of $30.25 per share and a five-year, non-call provision. As part of the Series C Preferred Stock transaction, the Company also issued 240,000 warrants to purchase common shares at a price of $30.25 per share, expiring in five years. On January 9, 2003, holders of 100,000 shares of Series C Preferred Shares elected to convert those shares for 330,579 shares of common stock. On May 8, 2003, 200,000 shares of Series C Preferred Shares were converted into 661,157 shares of common stock. On August 26, 2003, 200,000 shares of Series C Preferred Shares were converted into 661,157 of common stock. On November 5, 2003, holders of the remaining 100,000 shares of Series C Preferred Shares elected to convert those shares for 330,579 shares of common stock. On September 9, 2003, 17,780 warrants were exercised, resulting in the issuance of 17,780 shares of common stock. During the fourth quarter of 2003, the remaining 222,220 common stock warrants were exercised, resulting in the issuance of 222,220 shares of common stock. Neither the conversions nor the warrant exercise had an effect on the reported results of operations.

In June 2000, the Company completed the sale of $25 million of Series D Preferred Stock in a private transaction with The Equitable Life Assurance Society of the United States. The Series D Preferred Stock carries an annual dividend rate equal to the greater of 8.775% or the actual dividend paid on the Company's common shares into which the preferred shares can be converted. The stock has a conversion price of $30 per share and a five-year, non-call provision. On May 26, 2005, all 250,000 shares of the Series D Preferred Stock were converted into 833,333 shares of common stock. The conversion of preferred shares to common shares did not have an effect on the reported results of operations.

In December 2000, the Company completed the sale of $30 million of Series E Preferred Stock in a private transaction, again with affiliates of Prudential and Teachers. The Series E Preferred Stock carried an annual dividend rate equal to the greater of 8.55% or the actual dividend paid on the Company's common shares into which the preferred shares could be converted. The stock had a conversion price of $31.60 per share and a five-year, non-

call provision. In addition, as part of the Series E Preferred Stock transaction, the Company issued warrants to purchase 285,000 common shares at a price of $31.60 per share, expiring in five years. On August 20, 2002, 63,200 of the Series E Convertible Preferred Shares were converted into 200,000 shares of common stock. On May 6, 2003, 36,800 shares of Series E Preferred Shares were converted into 116,456 shares of common stock. On August 26, 2003 the remaining 200,000 shares of Series E Preferred Shares were converted into 632,911 of common stock. On September 9, 2003, 17,100 warrants were exercised, resulting in the issuance of 17,100 shares of common stock. During the fourth quarter of 2003, the remaining 267,900 common stock warrants were exercised, resulting in the issuance of 267,900 shares of common stock. Neither the conversions nor the warrant exercise had an effect on the reported results of operations.

In March 2002, the Company issued 2,400,000 shares of its 9.00% Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Shares"), with a $25.00 liquidation preference per share. This offering generated net proceeds of approximately $58 million. The net proceeds were used to fund the repurchase of the Company's Series B Preferred Stock, property acquisitions, and property upgrades. The Series F Preferred Shares are redeemable by the Company at anytime on or after March 25, 2007 at a redemption price of $25.00 per share, plus any accumulated, accrued and unpaid dividends. Each Series F Preferred share will receive an annual dividend equal to 9.00% of the liquidation preference per share (equivalent to a fixed annual amount of $2.25 per share).

In 2000, the Company obtained an investment grade rating from Fitch, Inc. The Company was assigned an initial corporate credit rating of "BBB" (Triple-B), with a rating of "BBB-" (Triple-B Minus) for Series C through E Convertible Preferred Stock and Series F Preferred Stock. This rating remains in effect as of December 31, 2005.

The issuance of UPREIT Units for property acquisitions continues to be a minor source of capital for the Company. During 2005, the Company issued $55,600,000 of UPREIT Units as consideration for three acquired properties. During 2004, the Company issued $12,100,000 worth of UPREIT Units as consideration for two of the four properties acquired in the New Jersey region. No units were issued in connection with the two acquisitions during 2003.

In 1997, the Company's Board of Directors approved a stock repurchase program under which the Company may repurchase shares of its outstanding common stock and UPREIT Units. The shares/units may be repurchased through open market or privately negotiated transactions at the discretion of Company management. The Board's action did not establish a target price or a specific timetable for repurchase. At December 31, 2003, there was approval remaining to purchase 3,135,800 shares. During 2004, the Company repurchased 1,135,800 shares at a cost of $47,426,000. During 2005, the Company repurchased 2,779,805 shares at a cost of $111,738,000. In addition, in January, 2006, the Company repurchased 107,800 shares at a cost of $4,468,000. On each of February 16, 2005 and November 4, 2005, the Board of Directors approved a 2,000,000 share increase in the stock repurchase program, resulting in a remaining authorization level of approximately 3,112,000 shares at February 21, 2006. During 2006, the Company will monitor stock prices, the published net asset value, and acquisition alternatives to determine the current best use of capital between the two major uses of capital – stock buyback and acquisitions.

The Company has a Dividend Reinvestment Plan (the "DRIP"). The DRIP provides the stockholders of the Company an opportunity to automatically invest their cash dividends in common stock. In addition, eligible participants may make monthly payments or other voluntary cash investments in shares of common stock. The maximum monthly investment without prior Company approval is currently $1,000. In the fourth quarter of 2004, the Company began meeting share demand in the program through share repurchase by the transfer agent in the open market on the Company's behalf instead of new share issuance. This removes essentially 100% of the dilution caused by issuing new shares at a price less than the net asset value in an economic and efficient manner. During 2004, $17,560,000 (net of $5,978,000 share repurchase) of common stock was issued under this plan, with no additional issuance (net of share repurchases) of common stock in 2005.

Management monitors the relationship between the Company's stock price and its estimated net asset value. During times when the difference between these two values is small, resulting in little "dilution" of net asset value by common stock issuances, the Company has the flexibility to satisfy the demand for DRIP shares with stock

repurchased in the open market or to issue waivers to DRIP participants to provide for investments in excess of the $1,000 maximum monthly investment. No such waivers were granted during 2004 or 2005.

During 2005, the Company extended its revolving line of credit with M&T Bank for a period of three years, increasing the line from $115,000,000 to $140,000,000. As of December 31, 2005, the Company had $82,000,000 outstanding on the line of credit. Borrowings under the line of credit bear interest at .75% over the one-month LIBOR rate. Accordingly, increases in interest rates will increase the Company's interest expense and as a result will affect the Company's results of operations and financial condition. The one-month Libor was 4.38% at December 31, 2005. The Company renegotiated certain terms of the line of credit effective, including a forty basis point drop in the interest rate and easing of certain covenant restrictions. The line of credit expires on September 1, 2008.

The Credit Agreement relating to this line of credit provides for the Company to maintain certain financial ratios and measurements. One of these covenants was that the Company may not pay any distribution if a distribution, when added to other distributions paid during the three immediately preceding fiscal quarters, exceeds the greater of: (i) 90% of funds from operations and 110% of cash available for distribution; and (ii) the amount required to maintain the Company's status as a REIT. Historically, there were certain quarters where the Company did not meet this specific covenant and appropriate waivers were granted by the participating banks. The new credit agreement, effective September 1, 2005, has removed this covenant completely. The line of credit has not been used for long-term financing but adds a certain amount of flexibility, especially in meeting the Company's acquisition goals. Many times it is easier to temporarily finance an acquisition in a short-term nature through the line of credit, with long term secured financing or other sources of capital replenishing the line of credit availability.

On November 23, 2004, the Company signed a supplemental demand note with M&T Bank. The note had a maximum principal amount of $42 million. Borrowings on the note bear interest at 1.25% over the one-month LIBOR rate. The demand note was entered into to fund the Company's stock repurchase program. The Company had no outstanding balance on the note as of December 31, 2004. In connection with the increased borrowing capacity of the line of credit as described above, this supplemental note was terminated during the third quarter of 2005.

On November 23, 2005, the Company executed a Standard Libor Grid Note with M&T Bank. The note has a maximum principal amount of $40 million with an interest rate at .95% over the one-month LIBOR. Proceeds from this demand note were utilized to fund the Company's stock repurchase program. The Company had no outstanding balance on the note as of December 31, 2005.

As of December 31, 2005, the weighted average rate of interest on the Company's mortgage debt was 5.9% and the weighted average maturity of such indebtedness was approximately seven years. Mortgage debt of $1.8 billion was outstanding with 91% at fixed rates of interest with staggered maturities. This limits the exposure to changes in interest rates, minimizing the effect of interest rate fluctuations on the Company's results of operations and cash flows.

The Company's net cash provided by operating activities decreased from $161,691,000 for the year ended December 31, 2004, to $132,947,000 for the year ended December 31, 2005. The decrease was principally due to changes in accounts payable and accrued liabilities. The decrease in liabilities over the prior year were primarily related to paying $5,700,000 to repurchase limited partner interests, $3,800,000 for a legal settlement, bonus accrual of $1,500,000 and increased insurance reserves of $2,000,000 over the prior year. The remainder of the difference is attributable to an increase in trade payables offset by a decrease in other assets.

Net cash used in investing activities increased from $165,466,000 in 2004 to $179,696,000 in 2005. The increase was principally due to the higher level of properties purchased in 2005, which increased to $283,363,000 in 2005 from $247,500,000 in 2004. Other changes included an increase of $50,045,000 in proceeds from sale of property, offset by a decrease in property additions of $3,783,000.

The Company's net cash provided by financing activities increased from $5,747,000 in 2004 to $44,215,000 in 2005. Debt proceeds, used to fund property acquisitions and additions, increased from $94,038,000 in 2004 to

$250,813,000 in 2005. Net borrowings on the Company's line of credit decreased from a net borrowing of $58,000,000 in 2004 to a net borrowing of $24,000,000 in 2005.

On February 7, 2006, the Board of Directors approved a dividend on the Company's common shares of $.64 per share for the period from October 1, 2005 to December 31, 2005. This is the equivalent of an annual distribution of $2.56 per share. In addition, the Company declared a dividend of $0.5625 per share on its Series F Cumulative Redeemable Preferred Stock for the quarter ended February 28, 2006. The dividends were paid on February 28, 2006 to shareholders of record on February 17, 2006.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, management has utilized information available including industry practice and its own past history in forming its estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating its estimates inherent in these financial statements may not materialize. However, application of the accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates which may impact comparability of the Company's results of operations to those of companies in similar businesses.

Revenue Recognition

The Operating Partnership leases its residential properties under leases with terms generally one year or less. Rental income is recognized on a straight-line basis over the related lease term. As a result, deferred rents receivable are created when rental income is recognized during the concession period of certain negotiated leases and amortized over the remaining term of the lease. In accordance with SFAS 141, the Company recognizes rental revenue of acquired in-place "above and below" market leases at their fair value over the weighted average remaining lease term. Property other income, which consists primarily of income from operation of laundry facilities, utility recovery, administrative fees, garage and carport rentals and miscellaneous charges to residents, is recognized when earned (when the services are provided, or when the resident incurs the charge).

Property management fees are recognized when earned based on a contractual percentage of net monthly cash collected on rental income.

Real Estate

Real estate is recorded at cost. Costs related to the acquisition, development, construction and improvement of properties are capitalized. Recurring capital replacements typically include carpeting and tile, appliances, HVAC equipment, new roofs, site improvements and various exterior building improvements. Non-recurring upgrades include, among other items, community centers, new appliances, new windows, kitchens and bathrooms. Interest costs are capitalized until construction is substantially complete. There was $1,096,000, $763,000, and $920,000 of interest capitalized in 2005, 2004 and 2003, respectively. Salaries and related costs capitalized for the years ended December 31, 2005, 2004 and 2003 were $2,135,000, $3,391,000 and $6,008,000, respectively. When retired or otherwise disposed of, the related asset cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from disposition, is reflected in income. Ordinary repairs and maintenance that do not extend the life of the asset are expensed as incurred.

Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates an impairment in value. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset's carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The Company records impairment losses and reduces the carrying amounts of assets held for sale when the carrying amounts exceed the estimated selling proceeds less the costs to sell.

The Company accounts for its acquisitions of investments in real estate in accordance with SFAS No. 141, *Business Combinations* ("SFAS 141"), which requires the fair value of the real estate acquired to be allocated to the acquired tangible assets, consisting of land, building, and personal property and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, value of in-place leases and value of resident relationships, based in each case on their fair values. The Company considers acquisitions of operating real estate assets to be businesses as that term is contemplated in Emerging Issues Task Force Issue No. 98-3, *Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business*.

The Company allocates purchase price to the fair value of the tangible assets of an acquired property (which includes the land, building, and personal property) determined by valuing the property as if it were vacant. The as-if-vacant value is allocated to land, buildings, and personal property based on management's determination of the relative fair values of these assets.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

Other intangible assets acquired include amounts for in-place lease values that are based upon the Company's evaluation of the specific characteristics of the leases. Factors considered in these analyses include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods depending on the property acquired.

The total amount of other intangible assets acquired is further allocated to in-place leases, which includes other resident relationship intangible values based on management's evaluation of the specific characteristics of the residential leases and the Company's resident retention history.

The value of in-place leases and resident relationships are amortized as a leasing cost expense over the initial term of the respective leases and any expected renewal period.

The acquisitions of minority interests for shares of the Company's Common Stock are recorded under the purchase method with assets acquired reflected at the fair market value of the Company's Common Stock on the date of acquisition. The acquisition amounts are allocated to the underlying assets based on their estimated fair values.

Discontinued Operations

In the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets ("SFAS 144"), the standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It also retains the basic provisions for presenting discontinued operations in the income statement but broadened the scope to include a component of an entity rather than a segment of a business. Pursuant to the definition of a component of an entity in SFAS 144, assuming no significant continuing involvement by the former owner after the sale, the sale of an apartment community is now considered a discontinued operation. In addition, apartment communities classified as held for sale are also considered a discontinued operation. The Company generally considers assets to be held for sale when all significant contingencies surrounding the closing have been resolved, which often corresponds with the actual closing date.

Included in discontinued operations for the three years ended December 31, 2005 are the operating results, net of minority interest, of sixteen apartment community dispositions (four sold in 2005, five sold in 2004 and seven sold

in 2003). In addition, discontinued operations for all periods presented includes the operating results, net of minority interest of twenty two VIEs sold during 2004 and four VIEs sold during 2005 and nineteen apartment communities held for sale as of December 31, 2005. For purposes of the discontinued operations presentation, the Company only includes interest expense associated with specific mortgage indebtedness of the properties that are considered discontinued operations. Subsequent to the classification of assets held for sale, no further depreciation expense is recorded. The depreciation suspended for the nineteen apartment communities held for sale amounted to $1,457,000.

On April 5, 2006, the Company disposed of two properties acquired during 2004. The results of these two properties are reflected in discontinued operations for the years ended December 31, 2005 and 2004 and classified as held for sale as of December 31, 2005.

Capital Improvements

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The Company is required to make subjective assessments as to the useful lives of its properties and improvements for purposes of determining the amount of depreciation to reflect on an annual basis. These assessments have a direct impact on the Company's net income.

Estimate of Fair Value of Assets Associated with General Partnership Interests

The Company uses the sale contract to determine the fair market value of assets associated with its general partner investment, including notes, advances, management contracts and the equity investment in the limited partnership. The fair value used could vary from the actual sales price of the assets which could result in further charges or gains recognized upon disposition. See Note 3 to the Notes to Consolidated Financial Statements for further discussion.

Federal Income Taxes

The Company has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 1994. As a result, the Company generally is not subject to Federal or State income taxation at the corporate level to the extent it distributes annually at least 90% of its REIT taxable income to its shareholders and satisfies certain other requirements. For the years ended December 31, 2005, 2004 and 2003, the Company distributed in excess of 100% of its taxable income; accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. Stockholders of the Company are taxed on dividends and must report distributions from the Company as either ordinary income, capital gains, or as return of capital.

Included in total assets on the Consolidated Balance Sheets are deferred tax assets of $8,496,000 and $8,737,000 as of December 31, 2005 and 2004, respectively. The deferred tax assets were a result of the net losses associated with the affordable property portfolio sales during 2004 and 2003. Management does not believe it is more likely than not that these deferred assets will be used, and accordingly has recorded a reserve against the deferred tax assets of $8,421,000 and $8,680,000 for the years ended December 31, 2005 and 2004, respectively. The deferred tax assets are associated with the Management Companies who perform certain of the residential and development activities of the Company.   The Management Companies historically provided commercial management services and provided loan advances to affordable housing entities owned through general partnership interests. As these activities are no longer provided, Management does not currently believe there is a source for future material taxable earnings for the Management Companies that would give rise to value for the deferred tax assets.

Variable Interest Entities

Effective March 31, 2004, the Company adopted FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 – Consolidated Financial Statements*. The interpretation addresses consolidation by businesses of special purpose entities (variable interest entities, "VIE"). The Company had made the determination that all 41 of the remaining limited partnerships at the time were Variable Interest Entities.

The Company determined that it was not the primary beneficiary in seven partnerships syndicated under U.S. Department of Housing and Urban Development subsidy programs, all of which have been sold as of December 31, 2005.

The Company had further determined that it was the primary beneficiary in 34 of the VIEs and, therefore, consolidated these entities effective March 31, 2004. Beginning with the second quarter of 2004, the Company consolidated the results of operations of the VIEs. Effective December 31, 2005, the Company has closed on the sale on all but one of the VIEs. The one remaining VIE is not considered held for sale and is included in the Consolidated statement of operations for the years ended December 31, 2005 and 2004.

The Company is currently the general partner in this one VIE with a total of 868 units syndicated using low income housing tax credits under Section 42 of the Internal Revenue Code. As general partner, the Company manages the day-to-day operations of this partnership for a management fee. In addition, the Company has certain operating deficit and tax credit guarantees to its limited partner. The Company is responsible to fund operating deficits to the extent there are any and can receive operating incentive awards when cash flow reaches certain levels. The effect on the consolidated balance sheets of including these VIEs as of December 31, 2005 and 2004 includes Total assets of $21.3 and $87.8 million, Total liabilities of $17.9 and $80.6 million, and Minority interest of $3.4 and $7.5 million, respectively.

The Company believes the properties' operations conform to the applicable requirements as set forth above.

Acquisitions and Dispositions

In 2005, the Company acquired a total of seven communities with a total of 2,430 units for total consideration of approximately $283,400,000, or an average of approximately $116,900 per unit. For the same time period, the Company sold four properties with a total of 816 units for total consideration of $142,600,000, or an average of $174,700 per unit. The weighted average expected first year cap rate of the 2005 Acquisition Communities was 6.0% and of the 2005 Disposed Communities was 4.0%. The weighted average unleveraged internal rate of return (IRR) during the Company's ownership for the properties sold was 20.0%.

In 2004, the Company acquired a total of ten communities with a total of 2,486 units for total consideration of approximately $247,500,000, or an average of approximately $99,600 per unit. For the same time period, the Company sold five properties with a total of 1,646 units for total consideration of $92,500,000, or an average of $56,200 per unit. The weighted average expected first year cap rate of the 2004 Acquisition Communities was 6.7% and of the 2004 Disposed Communities was 8.2%. The weighted average unleveraged IRR during the Company's ownership for the properties sold was 13.1%.

Contractual Obligations and other Commitments

The primary obligations of the Company relate to its borrowings under the line of credit and mortgage notes payable. The Company's line of credit matures in September 2008, and has $82,000,000 outstanding at December 31, 2005. The $1.8 billion in mortgage notes payable have varying maturities ranging from one to 37 years. The principal payments on the mortgage notes payable for the years subsequent to December 31, 2005, are set forth in the table below as "long-term debt."

The Company has a non-cancelable operating ground lease for one of its properties. The lease expires May 1, 2020, with options to extend the term of the lease for two successive terms of twenty-five years each. The lease provides

for contingent rental payments based on certain variable factors. At December 31, 2005, future minimum rental payments required under the lease are $70,000 per year until the lease expires.

The Company leases its corporate office space from an affiliate and the office space for its regional offices from third parties. The corporate office space requires an annual base rent plus a pro-rata portion of property improvements, real estate taxes, and common area maintenance. The regional office leases require an annual base rent plus a pro-rata portion of real estate taxes. These leases are set forth in the table below as "Operating lease."

On December 1, 2004 the Company entered into a lease agreement with a third party owner to manage the operations of one of their communities. The lease has a term of five years, but after two years, (from the 24th month to the 36th month) the owner may require the Company to buy the property. From the 36th month to the end of the lease term, we have the right to require the owner to sell the property to the Company. It is the Company's expectation that closing on the acquisition of the property will occur no later than 36 months after the commencement of the lease. The estimated future acquisition cost of $141 million is included in the total purchase obligations amount for the year 2007 in the table below.

Purchase obligations represent those costs that the Company is contractually obligated to in the future. The significant components of this caption are costs for capital improvements at the Company's properties, as well as costs for normal operating and maintenance expenses at the site level that are tied to contracts such as utilities, landscaping and grounds maintenance and advertising. The purchase obligations include amounts tied to contracts, some of which expire in 2006. It is the Company's intention to renew these normal operating contracts; however, there has been no attempt to estimate the length or future costs of these contracts.

Tabular Disclosure of Contractual Obligations:

Contractual Obligations	Total	Payments Due by Period (in thousands)					
		2006	2007	2008	2009	2010	Thereafter
Long-term debt (1)	$1,842,086	$60,848	$184,684	$205,630	$66,249	$289,161	$1,035,514
Ground lease	1,050	70	70	70	70	70	700
Operating lease	7,883	2,020	1,951	1,921	1,861	130	-
Purchase obligations	159,493	15,800	142,783	653	164	93	-
Total (2)	$2,010,512	$78,738	$329,488	$208,274	$68,344	$289,454	$1,036,214

(1) Amounts include principal payments only. The Company will pay interest on outstanding indebtedness based on the rates and terms summarized in note 4 to the consolidated financial statements.

(2) The contractual obligations and other commitments in the table are set forth as required by Item 303(a)(5) of Regulation S-K promulgated by the SEC in January of 2003 and are not prepared in accordance with generally-accepted accounting principles.

As discussed in the section entitled "Variable Interest Entities," the Company, through its general partnership interest in an affordable property limited partnership, has guaranteed the Low Income Housing Tax Credits to limited partners in this partnership totaling approximately $3 million. With respect to the guarantee of the low income housing tax credits, the Company believes the property's operations conform to the applicable requirements and does not anticipate any payment on the guarantee. In addition, the Company, acting as general partner in this partnership, is obligated to advance funds to meet partnership operating deficits.

In connection with the issuance of the Series F Preferred Stock, the Company is required to maintain for each fiscal quarterly period a fixed charge coverage ratio, as defined in the Series F Cumulative Redeemable Preferred Stock Article Supplementary, of 1.75 to 1.0.

The fixed charge coverage ratio and the components thereof do not represent a measure of cash generated from operating activities in accordance with generally accepted accounting principles and are not necessarily indicative of cash available to fund cash needs. Further, this ratio should not be considered as an alternative measure to net income as an indication of the Company's performance or of cash flow as a measure of liquidity.

The calculation of the fixed charge coverage ratio for the four most recent quarters as filed since the issuance of the Series F Preferred Stock are presented below (in thousands). Any subsequent changes for discontinued operations are not reflected for purposes of the calculation per the Series F Cumulative Redeemable Preferred Stock Article Supplementary. EBITDA is defined in the Series F Cumulative Redeemable Preferred Stock Article Supplementary as consolidated income before gain (loss) on disposition of property and business, minority interest and extraordinary items, before giving effect to expenses for interest, taxes, depreciation and amortization. Net operating income from discontinued operations in the calculation below is defined as total revenues from discontinued operations less operating and maintenance expenses.

Calculation Presented for Series F Covenants

| | Three-months ended | | | |
	Dec. 31 2005	Sept. 30 2005	June 30 2005	Mar. 31 2005
EBITDA				
Total revenues	$114,835	$125,775	$121,636	$118,787
Net operating income from discontinued operations	5,677	1,045	(343)	142
Operating and maintenance	(51,801)	(54,161)	(53,623)	(57,511)
General and administrative	(5,209)	(4,894)	(4,144)	(5,405)
	$ 63,502	$ 67,765	$ 63,526	$ 56,013
Fixed Charges				
Interest expense	$ 25,793	$ 27,059	$ 25,173	$ 24,943
Interest expense on discontinued operations	1,578	382	279	21
Preferred dividends	1,350	1,350	1,681	1,898
Capitalized interest	312	254	339	191
	$ 29,033	$ 29,045	$ 27,472	$ 27,053
Times Coverage ratio:	2.19	2.33	2.31	2.07

Capital Improvements

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The following table is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost per Unit Per Year[3]	Total Cost per Unit Per Year
Appliances	$1,000	18	$ 56	$ 5	$ 61
Blinds/Shades	130	6	22	6	28
Carpets/cleaning	840	5	140	97	237
Computers, equipment, misc·[4]	120	5	24	29	53
Contract repairs	-	-	-	102	102
Exterior painting [5]	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-	-	-	138	138
Kitchen/bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	24	33	-	33
Parking lot	400	15	27	-	27
Pool/ Exercise facility	100	16	6	23	29
Windows	980	36	27	-	27
Miscellaneous [6]	705	15	47	40	87
Total	$7,404		$525	$590	$1,115

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years, per unit expenditures in any category will be higher, or lower depending on the timing of certain longer lived capital or maintenance items.

[3] These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit maintenance estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same- store expense detail schedule. The annual per unit cost of maintenance staff would add another $570 to maintenance expenses and total cost figures provided.

[4] Includes computers, office equipment/ furniture, and maintenance vehicles.

(5) The level of exterior painting may be lower than other similar titled presentations by other apartment companies as the Company's portfolio has a significant amount of brick exteriors. In addition, other exposed exterior surfaces are most often covered with aluminum or vinyl.

(6) Includes items such as; balconies, siding, and concrete/sidewalks.

The Company's strategy in operating apartments is to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs than may be reported by other apartment companies, but the Company's experience is that the strategy results in higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

The Company estimates that during 2005, approximately $525 per unit was spent on recurring capital expenditures. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the year- ended December 31,
(in thousands, except per unit data)

	2005						2004	
	Recurring Cap Ex	Per Unit	Non-recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit	Total Capital Improvements	Per Unit
New Buildings	$ -	$ -	$ 4,647	$ 111	$ 4,647	$ 111	$ 3,718	$ 93
Major building improvements	3,794	91	18,523	444	22,317	535	18,992	474
Roof replacements	1,376	33	3,731	89	5,107	122	3,866	97
Site improvements	1,376	33	7,464	179	8,840	212	9,283	232
Apartment upgrades	2,751	66	17,421	418	20,172	484	25,391	634
Appliances	2,335	56	1,933	46	4,268	102	4,155	104
Carpeting/Flooring	7,129	171	3,679	88	10,808	259	10,464	261
HVAC/Mechanicals	2,126	51	8,880	213	11,006	264	11,883	297
Miscellaneous	1,001	24	2,569	62	3,570	86	3,382	84
Totals	$21,888	$525	$68,847	$1,650	$90,735	$2,175	$91,134	$2,276

(a) Calculated using the weighted average number of apartment units owned, including 33,422 core units, 5,138 held for sale units, 2004 acquisition units of 2,394 and 2005 acquisition units of 734 for the year-ended December 31, 2005 and 33,422 core units, 5,131 held for sale units and 2004 acquisition units of 1,508 for the year-ended December 31, 2004.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the year- ended December 31,
(in thousands, except per unit data)

	2005						2004	
	Recurring Cap Ex	Per Unit	Non-recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$17,549	$525	$53,932	$1,614	$71,481	$2,139	$81,379	$2,435
Held For Sale	2,697	525	2,443	475	5,140	1,000	6,341	1,236
Total Same Store	20,246	525	56,375	1,462	76,621	1,987	87,720	2,275
2005 Acquisition Communities	385	525	6,371	8,680	6,756	9,205	-	-
2004 Acquisition Communities	1,257	525	6,101	2,549	7,358	3,074	3,414	2,263
Sub-total	21,888	525	68,847	1,651	90,735	2,175	91,134	2,276
2005 Disposed Communities	371	525	2,942	4,168	3,313	4,693	5,128	6,284
2004 Disposed Communities	-	-	-	-	-	-	2,543	4,455
Construction In Progress	-	-	4,089	-	4,089	-	1,515	-
Corporate office expenditures (1)	-	-	-	-	780	-	2,380	-
	$22,259	$525	$75,878	$1,790	$98,917	$2,315	$102,700	$2,420

(1) No distinction is made between recurring and non-recurring expenditures for corporate office.

Environmental Issues

Phase I environmental site assessments have been completed on substantially all of the Owned Properties. There are no recorded amounts resulting from environmental liabilities as there are no known contingencies with respect thereto. Furthermore, no condition is known to exist that would give rise to a material liability for site restoration or other costs that may be incurred with respect to the sale or disposal of a property.

During the past few years, there has been media attention given to the subject of mold in residential communities. The Company has responded to this attention by providing to its community management the Company's "Operation and Maintenance Plan for the Control of Moisture". The Plan, designed to analyze and manage all exposures to mold, has been implemented at all of the Company's communities. There have been only limited cases of mold identified to management due to the application and practice of the Plan. No condition is known to exist that would give rise to a material liability for site restoration or other costs that may be incurred with respect to mold.

Recent Accounting Pronouncements

In May 2003, FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted this pronouncement for the year ended December 31, 2004, and it did not have a material impact on the Company's results of operations, financial position or liquidity.

In December 2003, the FASB issued Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Effective March 31, 2004, the Company adopted FIN 46R. See the Basis of Presentation disclosure in Note 1 to the Company's consolidated financial statements and the Company's disclosure on its Investments in and Advances to Affiliates in Note 3 for a discussion of the impact on the Company from the adoption of FIN 46R.

In March 2004, the FASB issued EITF 03-6, *Participating Securities and the Two-Class Method under FASB Statement 128, Earnings per Share* ("EITF 03-6"). EITF 03-6 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. The EITF was effective for the fiscal periods beginning after March 31, 2004. The Company adopted the provisions of this EITF effective April 1, 2004, and had no impact on the Company's results of operations, financial position or liquidity.

In November 2004, the FASB issued EITF Issue 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings Per Share*. ("EITF 04-8"). EITF 04-8 addresses a number of issues relating to issued securities with embedded market price contingent conversion features, which includes contingently convertible preferred stock, and the impact on the calculation of earnings per share on a quarterly basis. The EITF is effective for periods ending after December 15, 2004. The Company adopted the provisions of this EITF for the year ended December 31, 2004, and it and had no impact on the Company's results on operations, financial position or liquidity.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* ("SFAS 123(R)"). The statement is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. SFAS 123(R) requires that entities recognize the cost of employee services received in exchange for awards of equity instruments (i.e. stock options) based on the grant-date fair value of those awards. The Statement is effective for the first fiscal year beginning after June 15, 2005. On January 1, 2003, the Company adopted the provisions of SFAS No. 148 *Accounting for Stock-Based Compensation – Transition and Disclosure*, *an Amendment to SFAS No. 123* ("SFAS 148"). Effective on that date, the Company began recognizing compensation cost related to stock option grants. Based upon the Company's adoption of SFAS 148, the Company expects to adopt the provisions of SFAS No. 123(R) beginning January 1, 2006 using a modified prospective application. The Company does not expect the adoption to have a material impact on the Company's results of operations, financial position or liquidity.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets - An amendment of APB Opinion No. 29* ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with a general exception for exchanges that lack commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 was effective for the Company's interim periods beginning July 1, 2005. The adoption of SFAS 153 did not have a material effect on our financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47 *Accounting for Conditional Asset Retirement Obligations* ("FIN 47"). FIN 47 requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in the FASB refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. This legal obligation is absolute, despite the uncertainty regarding the timing and/or method of settlement. In addition, the fair value of a liability for the conditional asset retirement obligation should be recognized when incurred: generally upon acquisition, construction or development and/or through normal operation of the asset. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective no later than fiscal years ending after December 15, 2005. The Company adopted FIN 47 as required effective December 31, 2005. The initial application of FIN 47 did not have a material effect on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS 154"). SFAS 154 replaces APB No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements* and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether a retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a material effect on our financial position and results of operations.

In October 2005, the FASB issued Staff Position No. 13-1 *Accounting for Rental Costs Incurred during a Construction Period* ("FSP FAS 13-1"). FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during the construction period. FSP FAS 13-1 makes no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period are to be recognized as rental expense, allocated over the lease term in accordance with SFAS No. 13 and Technical Bulletin 85-3. FSP FAS 13-1 is effective for the first reporting period beginning after December 15, 2005. Retrospective application in accordance with SFAS 154 is permitted but not required. The Company does not believe that the application of FSP FAS 13-1 will have a material impact on our financial position or results of operations.

Economic Conditions

Substantially all of the leases at the communities are for a term of one year or less, which enables the Company to seek increased rents upon renewal of existing leases or commencement of new leases. These short-term leases minimize the potential adverse effect of inflation on rental income, although residents may leave without penalty at the end of their lease terms and may do so if rents are increased significantly.

Historically, real estate has been subject to a wide range of cyclical economic conditions, which affect various real estate sectors and geographic regions with differing intensities and at different times. Starting in 2001 and continuing into 2004 many regions of the United States had experienced varying degrees of economic recession and certain recessionary trends, such as a temporary reduction in occupancy and reduced pricing power limiting the ability to aggressively raise rents. Starting in the second half on 2004 and continuing into 2005, we have seen a reversal of these recessionary trends. In light of this, we will continue to review our business strategy; however, we believe that given our property type and the geographic regions in which we are located, we do not anticipate any changes in our strategy or material effects on financial performance.

Contingencies

The Company is not a party to any legal proceedings which are expected to have a material adverse effect on the Company's liquidity, financial position or results of operations. The Company is subject to a variety of legal actions for personal injury or property damage arising in the ordinary course of its business, most of which are covered by liability insurance. Various claims of employment and resident discrimination are also periodically brought. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such legal proceedings and claims will not have a material adverse effect on the Company's liquidity, financial position or results of operations.

In 2001, the Company underwent a state tax audit. The state had assessed taxes of $469,000 for the 1998 and 1999 tax years under audit. If the state's position was applied to all tax years through December 31, 2001, the assessment would be $1.3 million. At the time, the Company believed the assessment and the state's underlying position were not supportable by the law nor consistent with previously provided interpretative guidance from the office of the State Secretary of Revenue. After two subsequent enactments by the state legislation during 2002 affecting the pertinent tax statute, the Company has been advised by outside tax counsel that its filing position for 1998-2001 should prevail. During December 2003, the state's governor signed legislation which included the REIT tax provisions. Based upon this, Company's tax counsel expected that the outstanding litigation should now be able to be resolved. Effective January 1, 2003, the Company reorganized the ownership of Home Properties Trust, which should subject the Company to a much lower level of tax going forward. In September 2004, the Company settled the 1998 year under audit for a total of $39,000, including interest. During 2005, the Company filed a protest with the Pennsylvania State Commonwealth Court concerning the 1999 tax year. The Company has had settlement discussions for the years 1999-2001 with the State and, based on these discussions, believes that the likelihood of settling all three years is imminent. The Company has accrued $160,000 as of December 31, 2005.

During April, 2004, the Company finalized negotiations with New York State settling a sales and use tax audit covering the period June 1, 1999 through May 31, 2002. The total cost to the Company as a result of the audit amounted to $861,000. This was included in the first quarter 2004 results and allocated $448,000 to expense and $413,000 capitalized to real estate assets for improvements.

As a result of this audit, during the second quarter of 2004, the Company examined its sales and use tax compliance in the other states in which the Company operates. Based upon its internal analysis, the Company estimated its liability as of June 30, 2004 in those states where it found non-compliance and recorded at June 30, 2004 a liability of $1,712,000. This was included in the second quarter results and allocated $761,000 to expense and $951,000 capitalized to real estate assets for improvements. The liability recorded relates to the period beginning on the later of: (i) the date the Company first purchased property in the applicable state; or (ii) January 1, 1997 and ending on June 30, 2004. In addition, the Company increased the liability for sales tax exposure by $68,000 for the six-month period ended December 31, 2004. The Company filed Voluntary Disclosure Agreements ("VDAs") with the four states where it had significant financial exposure. During the first six months of 2005, the Company signed VDAs with these states limiting the VDA filing period back to January 1, 2001, and the Company had satisfied all financial obligations under the VDAs. For the three- and six-month periods ended June 30, 2005, the Company had recorded adjustments to the liability for both the effects of signing the VDAs as well as for the results of the Company's additional testing for the first six months. The net impact of these adjustments resulted in a decrease in real estate assets of $175,000, interest expense of $115,000 and operating expenses of $108,000 for a net decrease to the accrued liability of $398,000. During the third quarter of 2005, the Company finalized negotiations with New York State settling a sales tax audit covering the period June 1, 2002 through November 30, 2004. The settlement was not materially different from what had been accrued. The result of the payments on the VDAs and this New York State audit is that the sales tax accrual which had been $1,712,000 (as referenced above) has been reduced to $0 at December 31, 2005.

In connection with the issuance of the Series F Preferred Stock, the Company is required to maintain for each fiscal quarterly period a fixed charge coverage ratio, as defined in the Series F Cumulative Redeemable Preferred Stock Articles Supplementary to the Company's Articles of Incorporation, of 1.75 to 1.0. The fixed charge coverage ratio and the components thereof do not represent a measure of cash generated from operating activities in accordance with generally accepted accounting principles and are not necessarily indicative of cash available to fund cash needs. Further, this ratio should not be considered as an alternative measure to net income as an indication of the Company's performance or of cash flow as a measure of liquidity. The Company has been in compliance with the covenant since the Series F Preferred Stock was issued. If the Company fails to be in compliance with this covenant for six or more consecutive fiscal quarters, the holders of the Series F Preferred Stock would be entitled to elect two directors to the board of directors of the Company.

Exhibit 99.3

Item 8.   **Financial Statements and Supplementary Data**

Our consolidated financial statements and related notes are filed together with this report. See the index to financial statements on page F-1 for a list of financial statements filed with this report.

Exhibit 99.4

Item 15. **Financial Statement Schedules**

(a) 1 and 2. Financial Statements and Schedule

The financial statements and schedule listed below are filed as part of this annual report on the pages indicated.

HOME PROPERTIES, INC.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Home Properties, Inc.:

We have completed integrated audits of Home Properties, Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedules

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Home Properties, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9(a) in the 2005 Annual Report on Form 10-K, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

March 10, 2006, except with respect to our opinion on the consolidated financial statements and financial statement schedules insofar as it relates to the effects of the discontinued operations as discussed in Note 19, as to which the date is September 15, 2006.

HOME PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 and 2004
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	2005	2004
ASSETS		
Real estate:		
Land	$ 401,747	$ 402,620
Construction in progress	4,471	1,627
Buildings, improvements and equipment	2,700,554	2,640,943
Real estate held for sale or disposal, net	223,938	78,711
	3,330,710	3,123,901
Less: accumulated depreciation	(446,159)	(405,919)
Real estate, net	2,884,551	2,717,982
Cash and cash equivalents	5,391	7,925
Cash in escrows	36,674	39,528
Accounts receivable	7,372	6,198
Prepaid expenses	16,141	18,057
Deferred charges	11,156	9,918
Other assets	12,536	8,323
Other assets held for sale	4,049	8,865
Total assets	$2,977,870	$2,816,796
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgage notes payable	$1,768,483	$1,567,085
Line of credit	82,000	58,000
Accounts payable	19,458	24,057
Accrued interest payable	8,274	7,539
Accrued expenses and other liabilities	22,565	26,194
Security deposits	21,657	22,118
Liabilities held for sale	75,352	80,606
Total liabilities	1,997,789	1,785,599
Commitments and contingencies		
Minority interest	323,269	310,775
Stockholders' equity:		
Cumulative redeemable preferred stock, $.01 par value; 2,400,000 shares issued and outstanding at December 31, 2005 and 2004, respectively	60,000	60,000
Convertible cumulative preferred stock, $.01 par value; 10,000,000 shares authorized; 250,000 shares issued and outstanding at December 31, 2004	-	25,000
Common stock, $.01 par value; 80,000,000 shares authorized; 31,184,256 and 32,625,413 shares issued and outstanding at December 31, 2005 and 2004, respectively	312	326
Excess stock, $.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Additional paid-in capital	773,396	807,212
Accumulated other comprehensive income (loss)	206	(362)
Distributions in excess of accumulated earnings	(177,102)	(171,754)
Total stockholders' equity	656,812	720,422
Total liabilities and stockholders' equity	$2,977,870	$2,816,796

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	2005	2004	2003
Revenues:			
Rental income	$416,709	$387,280	$348,895
Property other income	23,547	18,687	15,994
Interest income	581	481	516
Other income	2,023	2,782	4,426
Total Revenues	442,860	409,230	369,831
Expenses:			
Operating and maintenance	198,487	180,827	158,740
General and administrative	19,652	23,978	22,607
Interest	97,898	83,078	75,926
Depreciation and amortization	90,111	79,565	66,186
Impairment of assets held as General Partner	400	1,116	2,518
Total Expenses	406,548	368,564	325,977
Income from operations	36,312	40,666	43,854
Equity in earnings (losses) of unconsolidated affiliates	-	(538)	(1,892)
Income before minority interest, discontinued operations and extraordinary item	36,312	40,128	41,962
Minority interest in limited partnership	-	441	-
Minority interest in operating partnerships	(9,905)	(10,591)	(10,867)
Income from continuing operations	26,407	29,978	31,095
Discontinued operations			
Income from operations, net of $552, $2,967 and $4,485, in 2005, 2004 and 2003 allocated to minority interest, respectively	1,130	6,015	8,113
Gain on disposition of property, net of $26,733, $5,382 and $1,359 in 2005, 2004 and 2003 allocated to minority interest, respectively	53,975	11,417	2,599
Discontinued operations	55,105	17,432	10,712
Income before loss on sale of property and business and cumulative effect of change in accounting principle	81,512	47,410	41,807
Loss on sale of property and business, net of $33 and $4 in 2004 and 2003 allocated to minority interest, respectively	-	(67)	(9)
Income before cumulative effect of change in accounting principle	81,512	47,343	41,798
Cumulative effect of change in accounting principle net of $159 in 2004 allocated to minority interest	-	(321)	-
Net income	81,512	47,022	41,798
Preferred dividends	(6,279)	(7,593)	(11,340)
Net income available to common shareholders	$75,233	$39,429	$30,458
Basic earnings per share data:			
Income from continuing operations	$0.63	$0.68	$0.67
Discontinued operations	1.72	0.53	0.37
Cumulative effect of change in accounting principle	-	(0.01)	-
Net income available to common shareholders	$2.35	$1.20	$1.04
Diluted earnings per share data:			
Income from continuing operations	$0.62	$0.67	$0.67
Discontinued operations	1.71	0.52	0.36
Cumulative effect of change in accounting principle	-	(0.01)	-
Net income available to common shareholders	$2.33	$1.18	$1.03
Weighted average number of shares outstanding:			
Basic	31,962,082	32,911,945	29,208,242
Diluted	32,328,105	33,314,038	29,575,660

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Preferred Stock at Liquidation Preference	Common Stock Shares	Amount	Additional Paid-In Capital	Distributions in Excess of Accumulated Earnings	Accumulated Other Comprehensive Income	Officer/ Director Notes for Stock Purchase
Balance, January 1, 2003	$167,680	27,027,003	$270	$649,489	$(89,452)	$(972)	$(773)
Issuance of common stock, net		1,330,733	14	44,608			
Conversion of Series C preferred stock for common stock	(59,500)	1,983,470	20	59,480			
Conversion of Series E preferred stock for common stock	(23,180)	749,367	7	23,173			
Exercise of Series C Warrants		231,560	2	9,001			
Exercise of Series E Warrants		285,000	3	6,927			
Payments on notes for stock purchase							425
Interest receivable on notes for stock purchase							33
Net income					41,798		
Change in fair value of hedge instruments, net of minority interest						430	
Conversion of UPREIT Units for stock		359,107	4	13,038			
Adjustment of minority interest				(20,006)			
Preferred dividends					(11,340)		
Dividends paid ($2.45 per share)					(69,916)		
Balance, December 31, 2003	85,000	31,966,240	320	785,710	(128,910)	(542)	(315)
Issuance of common stock, net		1,251,949	12	43,086			
Repurchase of common stock		(1,280,196)	(13)	(53,783)			
Payments on notes for stock purchase							307
Interest receivable on notes for stock purchase							8
Net income					47,022		
Change in fair value of hedge instruments, net of minority interest						180	
Conversion of UPREIT Units for stock		687,420	7	26,569			
Adjustment of minority interest				5,630			
Preferred dividends					(7,593)		
Dividends paid ($2.49 per share)					(82,273)		
Balance, December 31, 2004	85,000	32,625,413	326	807,212	(171,754)	(362)	-
Issuance of common stock, net		358,737	4	12,845			
Repurchase of common stock		(2,850,882)	(28)	(114,737)			
Conversion of Series D preferred stock for common stock	(25,000)	833,333	8	24,992			
Net income					81,512		
Change in fair value of hedge instruments, net of minority interest						568	
Conversion of UPREIT Units for stock		217,655	2	9,228			
Adjustment of minority interest				33,856			
Preferred dividends					(6,279)		
Dividends paid ($2.53 per share)					(80,581)		
Balance, December 31, 2005	$60,000	31,184,256	$312	$773,396	$(177,102)	$206	$ -

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN THOUSANDS)

	2005	2004	2003
Net income	$ 81,512	$ 47,022	$ 41,798
Other comprehensive income:			
Change in fair value of hedged instruments	568	180	430
Net comprehensive income	$ 82,080	$ 47,202	$ 42,228

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(IN THOUSANDS)

	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 81,512	$ 47,022	$ 41,798
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in (earnings) losses of unconsolidated affiliates	-	538	1,892
Income allocated to minority interest	37,190	18,747	16,706
Depreciation and amortization	100,584	98,051	80,915
Impairment of assets held as General Partner	400	1,116	2,518
Impairment of real property	7,325	1,100	423
Gain on disposition of property and business	(81,679)	(26,424)	(3,945)
Issuance of restricted stock, compensation cost of stock options and deferred compensation	2,662	2,496	6,586
Changes in assets and liabilities:			
Other assets	(8,423)	(1,431)	3,644
Accounts payable and accrued liabilities	(6,624)	20,476	156
Total adjustments	51,435	114,669	108,895
Net cash provided by operating activities	132,947	161,691	150,693
Cash flows from investing activities:			
Purchase of properties and other assets, net of mortgage notes assumed and UPREIT Units issued	(219,852)	(153,535)	(66,760)
Additions to properties	(98,917)	(102,700)	(106,346)
Advances to affiliates	-	(820)	(3,410)
Payments on advances to affiliates	-	149	6,990
Proceeds from sale of affordable properties, net	-	2,412	3,835
Proceeds from sale of properties and business, net	139,073	89,028	53,666
Net cash used in investing activities	(179,696)	(165,466)	(112,025)
Cash flows from financing activities:			
Proceeds from sale of common stock, net	10,185	40,599	53,202
Repurchase of common stock	(114,765)	(53,796)	-
Proceeds from mortgage notes payable	370,752	191,772	130,259
Payments of mortgage notes payable	(119,939)	(97,734)	(75,352)
Proceeds from line of credit	376,370	291,600	186,000
Payments on line of credit	(352,370)	(233,600)	(221,000)
Payments of deferred loan costs	(2,991)	(2,672)	(1,498)
Withdrawals from (additions to) cash escrows, net	3,112	(1,953)	6,075
Repayment of officer and director loans	-	315	458
Dividends and distributions paid	(126,139)	(128,784)	(120,491)
Net cash provided by (used in) financing activities	44,215	5,747	(42,347)
Net increase (decrease) in cash and cash equivalents	(2,534)	1,972	(3,679)
Cash and cash equivalents			
Beginning of year	7,925	5,103	8,782
Cash assumed in connection with FIN 46 consolidation	-	850	-
End of year	$ 5,391	$ 7,925	$ 5,103

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1   ORGANIZATION AND BASIS OF PRESENTATION

Organization

Home Properties, Inc. (the "Company ") was formed in November 1993, as a Maryland corporation and is engaged primarily in the ownership, management, acquisition, and rehabilitation of residential apartment communities in the Northeastern, Mid-Atlantic, Midwestern and Southeast Florida regions of the United States. The Company conducts its business through Home Properties, L.P. (the "Operating Partnership"), a New York limited partnership. As of December 31, 2005, the Company operated 158 apartment communities with 47,001 apartments. Of this total, the Company owned 153 communities, consisting of 43,432 apartments, managed as general partner one partnership that owned 868 apartments, and fee managed four communities, consisting of 2,701 apartments for third parties.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its 65.2% (67.7% at December 31, 2004) interest in the Operating Partnership. Such interest has been calculated as the percentage of outstanding common shares divided by the total outstanding common shares and Operating Partnership Units ("UPREIT Units") outstanding. The remaining 34.8% (32.3% at December 31, 2004) is reflected as Minority Interest in these consolidated financial statements. The Company owns a 1.0% general partner interest in the Operating Partnership and the remainder indirectly as a limited partner through its wholly owned subsidiary, Home Properties I, LLC, which owns 100% of the limited partner, Home Properties Trust. Home Properties Trust was formed in September 1997, as a Maryland real estate trust and as a qualified REIT subsidiary ("QRS") and owns the Company's share of the limited partner interests in the Operating Partnership. For financing purposes, the Company has formed a limited liability company (the "LLC") and a partnership (the "Financing Partnership"), which beneficially own certain apartment communities encumbered by mortgage indebtedness. The LLC is wholly owned by the Operating Partnership. The Financing Partnership is owned 99.9% by the Operating Partnership and 0.1% by the QRS.

The accompanying consolidated financial statements include the accounts of Home Properties Management, Inc. and Home Properties Resident Services, Inc. (the "Management Companies"). The Management Companies are wholly owned subsidiaries of the Company. All significant inter-company balances and transactions have been eliminated in these consolidated financial statements.

Through March 30, 2004, the Company accounted for its investment as managing general partner ("GP") in unconsolidated affordable housing limited partnerships ("LP") using the equity method of accounting. Effective March 31, 2004, the Company adopted FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. As

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1   ORGANIZATION AND BASIS OF PRESENTATION (Continued)

of March 31, 2004, the Company was the general partner in 41 limited partnerships in Upstate New York, Pennsylvania, Ohio and Maryland. The Company had made a determination that all 41 limited partnerships were Variable Interest Entities ("VIEs"). As of March 31, 2004, Home Properties determined that it was not the primary beneficiary in seven partnerships syndicated under U.S. Department of Housing and Urban Development subsidy programs none of which remained as of December 31, 2005. These investments continued to be accounted for under the equity method until their sale. For those investments, the Company continued to record its allocable share of the respective partnership's income or loss based on the terms of the agreement. To the extent it was determined that the LPs could not absorb their share of the losses, if any, the GP recorded the LPs share of such losses. The Company had further determined that it was the primary beneficiary in 34 of the VIEs and, therefore, consolidated these entities effective March 31, 2004. Beginning with the second quarter of 2004, the Company consolidated the results of operations of the VIEs. During 2004 and 2005, the Company sold most of these consolidated VIEs with only one partnership remaining as of December 31, 2005. The results of operations for the VIEs sold during the years ended 2005 and 2004 are included in discontinued operations. The one remaining property is classified as held and used as of December 31, 2005 and the results of operations are included in continuing operations.

Reclassifications

Certain reclassifications have been made to the 2004 and 2003 consolidated financial statements to conform to the 2005 presentation.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Real Estate

Real estate is recorded at cost. Costs related to the acquisition, development, construction and improvement of properties are capitalized. Recurring capital replacements typically include carpeting and tile, appliances, HVAC equipment, new roofs, site improvements and various exterior building improvements. Non-recurring upgrades include, among other items, community centers, new appliances, new windows, kitchens and bathrooms. Interest costs are capitalized until construction is substantially complete. There was $1,096, $763, and $920 of interest capitalized in 2005, 2004 and 2003, respectively. Salaries and related costs capitalized for the years ended December 31, 2005, 2004 and 2003 were $2,135, $3,391 and $6,008, respectively. When retired or otherwise disposed of, the related asset cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from disposition, is reflected in income. Ordinary repairs and maintenance that do not extend the life of the asset are expensed as incurred.

Management reviews its long-lived assets used in operations for impairment when in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets ("SFAS 144") there is an event or change in circumstances that indicates an impairment in value. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset's carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The Company records impairment losses and reduces the carrying amounts of assets held for sale when the carrying amounts exceed the estimated selling proceeds less the costs to sell.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate (Continued)

The Company accounts for its acquisitions of investments in real estate in accordance with SFAS No. 141, *Business Combinations* ("SFAS 141"), which requires the fair value of the real estate acquired to be allocated to the acquired tangible assets, consisting of land, building, and personal property and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, value of in-place leases and value of resident relationships, based in each case on their fair values. The Company considers acquisitions of operating real estate assets to be businesses as that term is contemplated in Emerging Issues Task Force Issue No. 98-3, *Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business*.

The Company allocates purchase price to the fair value of the tangible assets of an acquired property (which includes the land, building, and personal property) determined by valuing the property as if it were vacant. The as-if-vacant value is allocated to land, buildings, and personal property based on management's determination of the relative fair values of these assets.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are included in other assets and are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are included in accrual expenses and other liabilities and are amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

Other intangible assets acquired include amounts for in-place lease values that are based upon the Company's evaluation of the specific characteristics of the leases. Factors considered in these analyses include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods depending on the property acquired.

The total amount of other intangible assets acquired is further allocated to in-place leases, which includes other resident relationship intangible values based on management's evaluation of the specific characteristics of the residential leases and the Company's resident retention history.

The value of in-place leases and resident relationships are amortized as a leasing cost expense over the initial term of the respective leases and any expected renewal period.

The acquisitions of minority interests for shares of the Company's Common Stock are recorded under the purchase method with assets acquired reflected at the fair market value of the Company's Common Stock on the date of acquisition. The acquisition amounts are allocated to the underlying assets based on their estimated fair values.

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Properties are depreciated using a straight-line method over the estimated useful lives of the assets as follows: buildings, improvements and equipment – 3 to 40 years. Depreciation expense charged to operations was $89,311, $78,471 and $65,956 from continuing operations and $9,999, $15,662 and $13,230 from discontinued operations for the years ended December 31, 2005, 2004 and 2003, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and highly liquid investments purchased with original maturities of three months or less. The Company estimates that the fair value of cash equivalents approximates the carrying value due to the relatively short maturity of these instruments.

Cash in Escrows

Cash in escrows consists of cash restricted under the terms of various loan agreements to be used for the payment of property taxes and insurance as well as required replacement reserves and resident security deposits for residential properties.

Allowance for Doubtful Receivables

The allowance for doubtful receivables was $513, $567 and $241 as of December 31, 2005, 2004 and 2003, respectively.

Deferred Charges

Costs relating to the financing of properties are deferred and amortized over the life of the related financing agreement. The straight-line method, which approximates the effective interest method, is used to amortize all financing costs; such amortization is reflected as interest expense in the consolidated statement of operations. The range in the terms of the agreements are from 1-18 years. Accumulated amortization was $5,832, $5,640 and $3,212, as of December 31, 2005, 2004 and 2003, respectively.

Intangible Assets

Intangible assets of $5,080, $3,281 and $3,403 at December 31, 2005, 2004 and 2003, respectively, included in Other Assets, consist primarily of property management contracts obtained through the acquisition of real estate management businesses, and intangible assets recorded in connection with SFAS 141. Intangible assets associated with SFAS 141 are amortized on the straight-line basis over their estimated useful lives of 7 months to 3 years. Subsequent to 2002, the Company has not amortized intangibles on assets held for sale (see Notes 3 and 4). Accumulated amortization of intangible assets was $2,797, $2,005 and $893 as of December 31, 2005, 2004 and 2003, respectively. Amortization expense was $798, $1,094, and $230 for the years ended December 31, 2005, 2004 and 2003, respectively. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value. During 2004 and 2003, in connection with the sale of the assets associated with the general partnership interests in certain affordable housing limited partnerships, the Company disposed of $1,771 and $1,284 of intangible assets, respectively.

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Operating Partnership leases its residential properties under leases with terms generally one year or less. Rental income is recognized on a straight-line basis over the related lease term. As a result, deferred rents receivable are created when rental income is recognized during the concession period of certain negotiated leases and amortized over the remaining term of the lease. In accordance with SFAS 141, the Company recognizes rental revenue of acquired in-place "above and below" market leases at their fair value over the weighted average remaining lease term. Property other income, which consists primarily of income from operation of laundry facilities, utility recovery, administrative fees, garage and carport rentals and miscellaneous charges to residents, is recognized when earned (when the services are provided, or when the resident incurs the charge).

Property management fees are recognized when earned based on a contractual percentage of net monthly cash collected on rental income.

Other Income

Other income for the years ended December 31, 2005, 2004 and 2003 primarily reflects management and other real estate service fees.

Gains on Real Estate Sales

Gains on disposition of properties are recognized using the full accrual method in accordance with the provisions of SFAS No. 66, *Accounting for Real Estate Sales*, provided that various criteria relating to the terms of sale and any subsequent involvement by the Company with the properties sold are met.

Advertising

Advertising expenses are charged to operations during the year in which they were incurred. Advertising expenses incurred and charged to operations were approximately $5,602, $5,568, and $5,525 from continuing operations, and $1,005, $1,263, and $1,703 from discontinued operations, for the years ended December 31, 2005, 2004 and 2003, respectively.

Legal Settlements

In March 2005, the Company settled a legal claim for a total cost of $3,800, which was expensed in 2004. The legal claim was brought against the Company, the Operating Partnership, and Home Leasing Corporation. Home Leasing is owned by Nelson B. Leenhouts and Norman Leenhouts, who are the Co-Chairs of the Board of Directors and Senior Advisors to the Company. The Company was originally formed to expand and continue Home Leasing's business. The essence of the complaint is that the entity in which plaintiffs were investors was wrongfully excluded from the Company's initial organization as a real estate investment trust and the investors, therefore, did not obtain the benefits from exchanging their equity interests in that entity for equity in the Operating Partnership. In their original complaint, plaintiffs sought damages in the amount of $3,000. In the subsequent discovery process, plaintiffs increased the damages sought to $10,000. Included in general and administrative expenses for the year ended December 31, 2004 is the accrual for payment made during 2005 in settlement of $3,500 and for legal fees of $300 made on behalf of Home Leasing Corporation, as well as the Company and the Operating Partnership. Payment was made on behalf of Home Leasing in recognition of the fact that the matters alleged in the action against Home Leasing related directly and solely to the promotion and creation of the Company.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Legal Settlements (continued)

In October 2001, the Company resolved a legal claim with an insurance provider and received a total settlement of $4,900. This refund was allocated to insurance expense in relation to the Company's estimate of loss spread over the corresponding policy term between November 1, 2000 to October 31, 2002. An additional $600 was received in December 2002 relating to the settlement for the policy period January 1, 2003 through October 31, 2003. This settlement was amortized to insurance expense on a straight-line basis over that period.

Federal Income Taxes

The Company has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 1994. As a result, the Company generally is not subject to Federal or State income taxation at the corporate level to the extent it distributes annually at least 90% of its REIT taxable income to its shareholders and satisfies certain other requirements. For the years ended December 31, 2005, 2004 and 2003, the Company distributed in excess of 100% of its taxable income; accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. Stockholders of the Company are taxed on dividends and must report distributions from the Company as either ordinary income, capital gains, or as return of capital. (See Note 7)

The tax basis of assets is less than the amounts reported in the accompanying consolidated financial statements by approximately $619,000 and $476,000 at December 31, 2005 and 2004, respectively.

The following table reconciles net income to taxable income for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Net income	$81,512	$47,022	$41,798
Add back: Net loss of taxable REIT Subsidiaries included in net income above	172	987	2,534
Deduct: Net income of taxable REIT subsidiaries included in net income above	(27)	-	-
Net income from REIT operations	81,657	48,009	44,332
Add: Book depreciation and amortization	68,814	64,886	55,570
Less: Tax depreciation and amortization	(68,426)	(69,532)	(63,110)
Book/tax difference on gains/losses from capital transactions	(45,906)	(8,128)	2,754
Other book/tax differences, net	(6,450)	(79)	4,895
Adjusted taxable income subject to 90% REIT dividend requirement	$29,689	$35,156	$44,441

The Company made actual distributions in excess of 100% of taxable income before capital gains. All adjustments to net income from REIT operations are net of amounts attributable to minority interest and taxable REIT subsidiaries.

Included in total assets on the Consolidated Balance Sheets are deferred tax assets of $8,496 and $8,737 as of December 31, 2005 and 2004, respectively. Management does not believe it is more likely than not that these deferred assets will be used, and accordingly has recorded a reserve against the deferred tax asset of $8,421 and $8,680 as of December 31, 2005 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

Basic Earnings Per Share ("EPS") is computed as net income available to common shareholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options (using the treasury stock method) and the conversion of any cumulative convertible preferred stock. The exchange of an UPREIT Unit for common stock will have no effect on diluted EPS as unitholders and stockholders effectively share equally in the net income of the Operating Partnership.

Income from continuing operations is the same for both the basic and diluted EPS calculation. The reconciliation of the basic and diluted earnings per share for the years ended December 31, 2005, 2004, and 2003, is as follows:

	2005	2004	2003
Income from continuing operations	$ 26,407	$ 29,978	$ 31,095
Add: Gain (loss) on sale of business, net of minority interest	-	(67)	(9)
Less: Preferred dividends	(6,279)	(7,593)	(11,340)
Basic and Diluted – Income from continuing operations applicable to common shareholders	$ 20,128	$ 22,318	$19,746
Basic weighted average number of shares outstanding	31,962,082	32,911,945	29,208,242
Effect of dilutive stock options	366,023	402,093	367,418
Diluted weighted average number of shares outstanding	32,328,105	33,314,038	29,575,660
Basic earnings per share data:			
Income from continuing operations	$0.63	$0.68	$0.67
Discontinued operations	1.72	0.53	0.37
Cumulative effect of change in accounting principle	-	(0.01)	-
Net income available to common shareholders	$2.35	$1.20	$1.04
Diluted earnings per share data:			
Income from continuing operations	$0.62	$0.67	$0.67
Discontinued operations	1.71	0.52	0.36
Cumulative effect of change in accounting principle	-	(0.01)	-
Net income available to common shareholders	$2.33	$1.18	$1.03

Unexercised stock options to purchase 539,500, zero and 641,550 shares of the Company's common stock were not included in the computations of diluted EPS because the options' exercise prices were greater than the average market price of the Company's stock during the years ended December 31, 2005, 2004 and 2003, respectively. For the years ended December 31, 2005 (until the date of the conversion) and 2004, the 833,333 common stock equivalents on an as-converted basis of the Series D Convertible Cumulative Preferred Stock have an antidilutive effect and are not included in the computation of diluted EPS. For the year ended December 31, 2003, there were 2,229,719 common stock equivalents on an as-converted basis of certain convertible preferred stock that had an antidilutive effect and were not included in the computation of diluted EPS. To the extent the preferred stock was converted, the common shares would be included in outstanding shares from the date of conversion.

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Employee Compensation

Effective January 1, 2003, the Company adopted the fair value based method of accounting for stock options in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*. The Company applied the modified-prospective approach in adopting SFAS No. 123 in conformity with the transition provisions of SFAS No. 148 – *Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of SFAS No. 123*. Under this approach, the Company recognizes stock-based employee compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied as if the fair value based accounting method in this Statement had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. For 2005, 2004 and 2003, total compensation costs recognized by the Company on its stock options and restricted stock, (including in 2003 $5,000 recognized in connection with a 129,870 share restricted stock grant to the Leenhoutses upon their retirement as Co-CEO's), amounted to $2,429, $2,119 and $6,341, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2005, 2004, and 2003:

Assumption	2005	2004	2003
Dividend yields	6.55%	6.74%	8.07%
Expected volatility	18.76%	19.79%	19.00%
Expected lives of the options with a lifetime of ten years	7.5 Years	7.5 Years	7.5 Years
Expected lives of the options with a lifetime of five years	5.0 Years	N/A	N/A
Risk free interest rate	4.10%	4.04%	3.22%

Recent Accounting Pronouncements

In May 2003, FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted this pronouncement for the year ended December 31, 2004, and it did not have an impact on the Company's results of operations, financial position or liquidity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)

In December 2003, the FASB issued Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Effective March 31, 2004, the Company adopted FIN 46R. See the Basis of Presentation disclosure in Note 1 and the Company's disclosure on its Variable Interest Entities (Investments in and Advances to Affiliates) in Note 3 for a discussion of the impact on the Company from the adoption of FIN 46R.

In March 2004, the FASB issued EITF 03-6, *Participating Securities and the Two-Class Method under FASB Statement 128, Earnings per Share* ("EITF 03-6"). EITF 03-6 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. The EITF was effective for the fiscal periods beginning after March 31, 2004. The Company adopted the provisions of this EITF effective April 1, 2004, and had no impact on the Company's results of operations, financial position or liquidity.

In November 2004, the FASB issued EITF Issue 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings Per Share*. ("EITF 04-8"). EITF 04-8 addresses a number of issues relating to issued securities with embedded market price contingent conversion features, which includes contingently convertible preferred stock, and the impact on the calculation of earnings per share on a quarterly basis. The EITF is effective for periods ending after December 15, 2004. The Company adopted the provisions of this EITF for the year ended December 31, 2004 and it had no impact on the Company's results of operations, financial position or liquidity.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* ("SFAS 123(R)"). The statement is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. SFAS 123(R), requires that entities recognize the cost of employee services received in exchange for awards of equity instruments (i.e. stock options) based on the grant-date fair value of those awards. The Statement is effective for the first fiscal year beginning after June 15, 2005. On January 1, 2003, the Company adopted the provisions of SFAS No. 148 *Accounting for Stock-Based Compensation – Transition and Disclosure*, *an Amendment to SFAS No. 123* ("SFAS 148"). Effective on that date, the Company began recognizing compensation cost related to stock option grants. Based upon the Company's adoption of SFAS 148, the Company does not expect the application of SFAS No. 123(R) beginning January 1, 2006 to have a material impact on the Company's results of operations, financial position or liquidity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets - An amendment of APB Opinion No. 29* ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with a general exception for exchanges that lack commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 was effective for our interim periods beginning July 1, 2005. The adoption of SFAS 153 did not have an effect on our financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47 *Accounting for Conditional Asset Retirement Obligations* ("FIN 47"). FIN 47 requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term "conditional asset retirement obligation" refers to a legal obligation (pursuant to existing laws or by contract) to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective no later than fiscal years ending after December 15, 2005. The Company adopted FIN 47 as required effective December 31, 2005 and the initial application of FIN 47 did not have a material effect on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS 154"). SFAS 154 replaces APB No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements* and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether a retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a material effect on our financial position and results of operations.

In October 2005, the FASB issued Staff Position No. 13-1 *Accounting for Rental Costs Incurred during a Construction Period* ("FSP FAS 13-1"). FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during the construction period. FSP FAS 13-1 makes no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense, allocated over the lease term in accordance with SFAS No. 13 and Technical Bulletin 85-3. FSP FAS 13-1 is effective for the first reporting period beginning after December 15, 2005. Retrospective application in accordance with SFAS 154 is permitted but not required. The Company does not believe that the application of FSP FAS 13-1 will have a material impact on our financial position or results of operations.

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3   VARIABLE INTEREST ENTITIES

Effective March 31, 2004, the Company adopted FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 – Consolidated Financial Statements*. The interpretation addresses consolidation by businesses of special purpose entities (variable interest entities, "VIE"). The Company had made the determination that all 41 of the remaining limited partnerships at the time were Variable Interest Entities.

The Company determined that it was not the primary beneficiary in seven partnerships syndicated under U.S. Department of Housing and Urban Development subsidy programs, all of which have been sold as of December 31, 2005. These investments were accounted for under the equity method through their sale. The Company recorded its allocable share of the respective partnership's income or loss based on the terms of the agreements. To the extent it was determined that the LPs could not absorb their share of the losses, if any, the GP recorded the LPs share of such losses. The Company absorbed such losses to the extent the Company had outstanding loans or advances and the limited partner had no remaining capital account.

The Company had further determined that it was the primary beneficiary in 34 of the VIEs and, therefore, consolidated these entities effective March 31, 2004. In connection with the adoption of FIN 46R, the Company recorded a $321 charge of a cumulative effect, net of minority interest, of a change in accounting principle during the first quarter of 2004. This charge was a result of the negative capital accounts of minority interest partners that were absorbed by the Company. During the first quarter of 2004, prior to the adoption of FIN 46R, the Company recorded an impairment charge of $1,654 to reduce the value of the Company's investment associated with the VIEs to management's estimate of fair market value. The impairment charge is classified in the financial statements as "Impairment of assets held as general partner" of $1,116 and "Equity in earnings (losses) of unconsolidated affiliates" of ($538). During 2003, the Company recorded total impairment charges of $4,410 to reduce the value of the Company's investment associated with the VIEs to management's estimate of fair market value. The impairment charge is classified in the financial statements as "Impairment of assets held as general partner" of $2,518 and "Equity in earnings (losses) of unconsolidated affiliates" of ($1,892). Beginning with the second quarter of 2004, the Company consolidated the results of operations of the VIEs. The results of operations of 33 of the VIEs are included in discontinued operations as of December 31, 2004, as all of the VIEs were considered held for sale. During 2005, the Company closed on the sale of all but one VIE. The one remaining VIE is not considered held for sale and is included in the Consolidated statement of operations for the years ended December 31, 2005 and 2004. The effect on the consolidated balance sheets of including these VIEs as of December 31, 2005 and 2004 includes Total assets of $21,300 and $87,800, Total liabilities of $17,900 and $80,600, and Minority interest of $3,400 and $7,500, respectively.

The Company is currently the general partner in the one remaining VIE syndicated using low income housing tax credits under Section 42 of the Internal Revenue Code. As general partner, the Company manages the day-to-day operations of this partnership for a management fee. In addition, the Company has certain operating deficit and tax credit guarantees to its limited partner. The Company is responsible to fund operating deficits to the extent there are any and can receive operating incentive awards when cash flow reaches certain levels.

Based upon the final contract price established during final negotiations with the buyers for 38 of these partnerships, an additional $4,000 loss was recorded during 2004, included in "gain on disposition of property" as part of "Discontinued operations."

3   VARIABLE INTEREST ENTITIES (Continued)

In December, 2004, the Company recorded an obligation to repurchase the limited partner's interests in two VIEs in satisfaction of any tax credit guarantees or other obligations to that partner for $5,700, resulting in a loss of $5,000 included in "gain on disposition of property" as part of "Discontinued operations." The transfer of the partnership interests was effective in January, 2005. In connection with the Company's decision to dispose of the property through a transfer of deed in lieu of foreclosure, the Company performed a valuation analysis on the underlying real estate, and as a result, recorded a $7,300 impairment of real estate during the first quarter of 2005 to adjust the net book value of the property to the Company's estimated fair market value. This impairment is included as part of "Discontinued operations" in "Income from operations." Finally, on September 30, 2005, the deed was transferred to the new mortgage holder in lieu of foreclosure resulting in a gain on sale of real estate of $7,700, included in "gain on disposition of property" as part of "Discontinued operations."

Additionally, the Company is no longer marketing for sale the one remaining VIE. Based upon the Company's estimate of fair market value, an $800 and $400 investment impairment charge was recorded in the periods ended December 31, 2004 and 2005, respectively, for this one remaining VIE, included as part of "Discontinued operations" in "gain on disposition of property."

4   MORTGAGE NOTES PAYABLE

The Company's mortgage notes payable are summarized as follows:

	2005	2004
Fixed rate mortgage notes payable	$1,749,127	$1,516,926
Variable rate mortgage notes payable	92,959	127,796
Total mortgage notes payable	1,842,086	1,644,722
Less: Mortgage notes payable classified as held for sale	73,603	77,637
Mortgage notes payable – net	$1,768,483	$1,567,085

Mortgage notes payable (including mortgage notes classified as held for sale) are collateralized by certain apartment communities and mature at various dates from 2006 through 2042. The weighted average interest rate of the Company's fixed rate notes was 5.95% and 6.23% at December 31, 2005 and 2004, respectively. The weighted average interest rate of the Company's variable rate notes and credit facility (Note 6) was 4.82% and 2.98% at December 31, 2005 and 2004, respectively.

Principal payments on the mortgage notes payable for years subsequent to December 31, 2005 are as follows:

2006	$ 60,848
2007	184,684
2008	205,630
2009	66,249
2010	289,161
Thereafter	1,035,514
	$1,842,086

4   MORTGAGE NOTES PAYABLE (Continued)

The Company determines the fair value of the mortgage notes payable based on the discounted future cash flows at a discount rate that approximates the Company's current effective borrowing rate for comparable loans. Based on this analysis, the Company has determined that the fair value of the mortgage notes payable approximates $1,890,232 and $1,704,410, at December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the consolidated mortgage balance (including mortgage notes payable classified as held for sale) of $1,842,086 and $1,644,722, respectively, included mortgage notes payable related to the Company's affordable limited partnerships, consolidated in connection with the Company's adoption of FIN 46R, in the amount of $16,989 and $77,637, respectively.

Prepayment penalties of approximately $147, $305 and $1,610 were incurred for the years ended December 31, 2005, 2004 and 2003, respectively. For 2005, a prepayment penalty was incurred in connection with the repayment of a mortgage. For 2004 the prepayment penalties were incurred in connection with both debt restructurings and the sale of property, whereas in 2003 the prepayment penalties were incurred strictly in connection with the sale of property.

During 2005, repayments on five debt instruments totaled $29,113 and were refinanced by six new borrowings of $69,197. In addition, the Company added additional financing on seven properties totaling $116,537 and repaid debt on four mortgages in the amount of $26,429. In connection with the acquisition of seven apartment communities, the Company entered into or assumed new debt in the amount of $190,460. During 2004, repayments on three debt instruments totaling $14,338 were refinanced by three new borrowings of $52,957 and the Company added additional financing on six properties totaling $76,853. Debt totaling $9,561 was repaid. Debt in the amount of $146,566 was entered into or assumed in connection with the acquisition of ten apartment communities.

5   LINE OF CREDIT

As of December 31, 2005, the Company had an unsecured line of credit of $140,000. The Company's outstanding balance as of December 31, 2005 was $82,000. Provided that no event of default under this agreement has occurred, the Company may request on or before September 1, 2007 that the lenders increase the line of credit to an amount not to exceed $190,000. The Company has had no occurrences of default as of December 31, 2005. The line of credit is led by Manufacturers and Traders Trust Company ("M&T Bank"), as Administrative Agent, with three other participants: Citizens Bank of Rhode Island, Chevy Chase Bank, F.S.B., and Comerica Bank. Borrowings under the line of credit bear interest at .75% over the one-month LIBOR. The one-month LIBOR was 4.38% at December 31, 2005.   The LIBOR interest rate plus .75% was 5.13% at December 31, 2005.

Increases in interest rates will raise the Company's interest expense on any outstanding balances and as a result would affect the Company's results of operations and financial condition. The line of credit expires on September 1, 2008 and can be extended one year upon satisfaction of certain conditions.   The Credit Agreement relating to this line of credit requires the Company to maintain certain financial ratios and measurements. The Company was in compliance with these financial covenants for the quarterly period ended December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

5   LINE OF CREDIT (Continued)

As of December 31, 2004 the Company had an unsecured line of credit of $115,000. The outstanding balance as of December 31, 2004 was $58,000.   The Credit Agreement relating to this line of credit required the Company to maintain certain financial ratios and measurements. One of these covenants restricted the Company from making any distribution to its shareholders and holders of its Operating Partnership units if a distribution, that when added to other distributions paid during the three immediately preceding fiscal quarters, exceeded the greater of: (i) 90% of funds from operations and 110% of cash available for distribution; and (ii) the amount required to maintain the Company's status as a REIT. Due to the granting of restricted stock to the retiring Co-CEO's in the fourth quarter of 2003, the Company did not meet the required ratio. The funds from operations payout ratio was 91%, when measured for the calendar years. Waivers were granted by the participating banks for the excess payout incurred in 2003, as indicated above. The new credit agreement effective September 1, 2005 has removed this covenant completely. The line of credit has not been used for long-term financing but adds a certain amount of flexibility, especially in meeting the Company's acquisition goals. Many times, it is easier to temporarily finance an acquisition or stock repurchase in a short-term nature through the line of credit, with long-term secured financing or other sources of capital replenishing the line of credit availability.

On November 23, 2005, the Company executed a Standard Libor Grid Note with M&T Bank. The note has a maximum principal amount of $40,000 with an interest rate at .95% over the one-month LIBOR. Proceeds from this demand note were utilized to fund the Company's stock repurchase program. The Company had no outstanding balance on the note as of December 31, 2005.

6   MINORITY INTEREST

Minority interest in the Company relates to the interest in the Operating Partnership and affordable limited partnerships not owned by Home Properties, Inc. Holders of UPREIT Units may redeem a Unit for one share of the Company's common stock or cash equal to the fair market value at the time of the redemption, at the option of the Company.

For 2005 and 2004, the effect of consolidating the affordable limited partnership in connection with FIN 46R has been reflected in the change in minority interest for the year. The changes in minority interest for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Balance, beginning of year	$310,775	$330,544
Issuance of UPREIT Units associated with property acquisitions	55,598	12,104
Adjustment between minority interest and stockholders' equity	(33,856)	(5,630)
Exchange of UPREIT Units for Common Shares	(4,010)	(14,106)
Net income	37,190	18,987
Accumulated other comprehensive loss	278	117
Distributions	(39,279)	(38,918)
Effect of consolidating affordable limited partnerships under FIN 46R	(3,427)	7,677
Balance, end of year	$323,269	$310,775

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7   PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Preferred Stock

In May and June of 2000, the Company privately placed 600,000 of its 8.75% Series C convertible cumulative preferred stock ("Series C Preferred Shares"), $100 liquidation preference per share. This offering generated net proceeds of approximately $60,000. The net proceeds were used to fund acquisitions and property upgrades. The Series C Preferred shares were convertible at any time by the holder into Common Shares at a conversion price of $30.25 per Common Share, equivalent to a conversion ratio of 3.3058 Common Shares for each Series C Preferred share (equivalent to 1,983,471 Common shares assuming 100% converted). The Series C Preferred shares were non-callable for five years. Each Series C Preferred share received the greater of a quarterly distribution of $2.1875 per share or the dividend paid on a share of common stock on an as-converted basis. The Company also issued 240,000 additional warrants to purchase common shares at a price of $30.25 per share, expiring in 2005. In January 2003, holders of 100,000 shares of Series C Preferred Shares elected to convert those shares for 330,579 shares of common stock. On May 8, 2003, 200,000 shares of Series C Preferred Shares were converted into 661,157 shares of common stock. On August 26, 2003, 200,000 shares of Series C Preferred Shares were converted into 661,157 of common stock. On November 5, 2003, the remaining 100,000 shares of Series C Preferred Shares elected to convert those shares for 330,579 shares of common stock. On September 9, 2003, 17,780 warrants were exercised, resulting in the issuance of 17,780 shares of common stock. During the fourth quarter of 2003, the remaining 222,220 common stock warrants were exercised, resulting in the issuance of 222,220 shares of common stock. Neither the conversions nor the warrant exercise had an effect on the reported results of operations. As of December 31, 2003, there were no Series C Preferred Shares outstanding.

In June 2000, the Company privately placed 250,000 of its 8.78% Series D convertible cumulative preferred stock ("Series D Preferred Shares"), $100 liquidation preference per share. This offering generated net proceeds of approximately $25,000. The net proceeds were used to fund Company acquisitions and property upgrades. The Series D Preferred Shares were convertible at any time by the holder into Common Shares at a conversion price of $30.00 per Common Share, equivalent to a conversion ratio of 3.333 Common Shares for each Series D Preferred share (equivalent to 833,333 Common Shares assuming 100% converted) and were non-callable for five years. Each Series D Preferred share received the greater of a quarterly distribution of $2.195 per share or the dividend paid on a share of common stock on an as-converted basis. On May 26, 2005, all 250,000 shares of the Series D Preferred Shares were converted into 833,333 shares of Common stock. The conversion of the Series D Preferred Shares to Common Shares did not have an effect on the reported results of operations. As of December 31, 2005, there were no Series D Preferred Shares outstanding.

In December 2000, the Company privately placed 300,000 of its 8.55% Series E convertible cumulative preferred stock ("Series E Preferred Shares"), $100 liquidation preference per share. This offering generated net proceeds of approximately $30,000. The net proceeds were used to pay down Company borrowings. The Series E Preferred Shares were convertible at any time by the holder into Common Shares at a conversion price of $31.60 per Common Share, equivalent to a conversion ratio of 3.1646 Common Shares for each Series E Preferred Share (equivalent to 949,367 Common Shares assuming 100% converted). The Series E Preferred Shares were non-callable for five years. Each Series E Preferred Share received the greater of a quarterly distribution of $2.1375 per share or the dividend paid on a share of common stock on an as-converted basis. In addition, the Company issued warrants to purchase 285,000 common shares at a price of $31.60 per share, expiring in 2005. On August 20, 2002, 63,200 of the Series E Convertible Preferred Shares were converted into 200,000 shares of common stock. On May 6, 2003, 36,800 shares of Series E Preferred Shares were converted into 116,456 shares of common stock. On August 26, 2003 the remaining 200,000 shares of Series E Preferred Shares were converted into 632,911 of common stock. On September 9, 2003, 17,100 warrants were exercised, resulting in the issuance of 17,100 shares of common stock. During the fourth quarter of 2003, the remaining 267,900 common stock warrants were exercised, resulting in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7   PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

issuance of 267,900 shares of common stock. Neither the conversions nor the warrant exercise had an effect on the reported results of operations. As of December 31, 2003, there were no Series E Preferred Shares outstanding.

In March 2002, the Company issued 2,400,000 shares of its 9.00% Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Shares"), with a $25.00 liquidation preference per share. This offering generated net proceeds of approximately $58,000. The net proceeds were used to fund the repurchase of the Company's Series B preferred stock, property acquisitions, and property upgrades. The Series F Preferred Shares are redeemable by the Company at anytime on or after March 25, 2007 at a redemption price of $25.00 per share, plus any accumulated, accrued and unpaid dividends. Each Series F Preferred share will receive an annual dividend equal to 9.00% of the liquidation preference per share (equivalent to a fixed annual amount of $2.25 per share).

Common Stock

In 1997, the Company's Board of Directors approved a stock repurchase program under which the Company may repurchase shares of its outstanding common stock and UPREIT Units. The shares/units may be repurchased through open market or privately negotiated transactions at the discretion of Company management. The Board's action did not establish a target price or a specific timetable for repurchase. At December 31, 2003, there was approval remaining to purchase 3,135,800 shares. During 2004, the Company repurchased 1,135,800 shares at a total cost of $47,400. At December 31, 2004 the Company had authorization to repurchase 2,000,000 shares of common stock and UPREIT Units under the stock repurchase program. On each of February 16, and November 4, 2005, the Board of Directors approved 2,000,000-share increases in the stock repurchase program. During 2005, the Company repurchased 2,779,805 additional shares at a cost of $111,700, leaving a remaining share authorization level of 3,220,195 shares as of December 31, 2005.

In January 2006, the Company repurchased 107,800 additional shares at a cost of $4,500, leaving a remaining share authorization level of 3,112,395 shares as of February 21, 2006.

Dividend Reinvestment Plan

The Company has a Dividend Reinvestment Plan (the "DRIP"). The DRIP provides the stockholders of the Company an opportunity to automatically invest their cash dividends in common stock. In addition, eligible participants may make monthly payments or other voluntary cash investments in shares of common stock. The maximum monthly investment without prior Company approval is currently $1. Effective December 10, 2004, the discount was reduced from 2% to 0%. In addition, in the fourth quarter of 2004 and year ended 2005, the Company has met share demand in the program through share repurchase by the transfer agent in the open market on the Company's behalf instead of new share issuance. This removes essentially 100% of the dilution caused by issuing new shares at a price less than the net asset value in an economic and efficient manner. A total of $18,000 was raised through this program during 2004.

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7   PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

Dividends

Stockholders are taxed on dividends and must report such dividends as either ordinary income, capital gains, or as return of capital. The Company has declared a $2.53 distribution per common share (CUSIP 437306103) and a $2.25 distribution per Series F preferred share (CUSIP 437306509) during its most recent fiscal year. Pursuant to Internal Revenue Code Section 857 (b) (3) (C), for the years ended December 31, 2005, 2004 and 2003, the Company designates the taxable composition of the following cash distributions to holders of common and preferred shares in the amounts set forth in the tables below :

Common				**Distribution Type**			
Declaration Dates	**Record Dates**	**Payable Dates**	**Distributions Per Share**	**Ordinary Taxable Dividend**	**Return of Capital**	**Long-Term Capital Gain**	**Unrecaptured Sec. 1250 Gain**
2/7/2005	2/17/2005	2/28/2005	$0.63	42.95%	55.34%	0.00%	1.71%
5/6/2005	5/17/2005	5/27/2005	$0.63	42.95%	55.34%	0.00%	1.71%
8/3/2005	8/15/2005	8/26/2005	$0.63	42.95%	55.34%	0.00%	1.71%
11/4/2005	11/15/2005	11/25/2005	$0.64	42.95%	55.34%	0.00%	1.71%
		TOTALS	$2.53	42.95%	55.34%	0.00%	1.71%

The taxable composition of cash distributions for each common share for 2004 and 2003 is as follows:

		Distribution Type			
Year	**Distributions Per Share**	**Ordinary Taxable Dividend**	**Return of Capital**	**Long-Term Capital Gain**	**Unrecaptured Sec. 1250 Gain**
2004	$2.49	41.83%	55.24%	0.00%	2.93%
2003	$2.45	55.67%	38.12%	0.00%	6.21%

Series F Preferred				**Distribution Type**			
Declaration Dates	**Record Dates**	**Payable Dates**	**Distributions Per Share**	**Ordinary Taxable Dividend**	**Return of Capital**	**Long-Term Capital Gain**	**Unrecaptured Sec. 1250 Gain**
2/7/2005	2/17/2005	2/28/2005	$0.5625	96.16%	0%	0%	3.84%
5/6/2005	5/17/2005	5/31/2005	$0.5625	96.16%	0%	0%	3.84%
8/3/2005	8/15/2005	8/31/2005	$0.5625	96.16%	0%	0%	3.84%
11/4/2005	11/15/2005	11/30/2005	$0.5625	96.16%	0%	0%	3.84%
		TOTALS	$2.2500	96.16%	0%	0%	3.84%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7   PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

The taxable composition of cash distributions for each preferred share for 2004 and 2003 is as follows:

		Distribution Type			
Year	Distributions Per Share	Ordinary Taxable Dividend	Return of Capital	Long-Term Capital Gain	Unrecaptured Sec. 1250 Gain
2004	$2.25	93.44%	0.00%	0.00%	6.56%
2003	$2.25	89.96%	0.00%	0.00%	10.04%

Total Shares/Units Outstanding

At December 31, 2005, 31,184,256 common shares, and 16,716,724 UPREIT Units were outstanding for a total of 47,900,980 common share equivalents.

In addition, 2,400,000 shares of Series F Cumulative Redeemable Preferred shares were outstanding as of December 31, 2005.

8   STOCK BENEFIT PLAN

The Company has adopted the 1994 Stock Benefit Plan, as amended (the "Plan"). Plan participants include officers, non-employee directors, and key employees of the Company. The Plan provided for the issuance of up to 1,596,000 shares to officers and employees and 154,000 shares for issuance to non-employee directors. Options granted to officers and employees of the Company vest 20% for each year of service until 100% vested on the fifth anniversary. Certain officers' options (264,000) and directors' options (149,100) vest immediately upon grant. The exercise price per share for stock options may not be less than 100% of the fair market value of a share of common stock on the date the stock option is granted (110% of the fair market value in the case of incentive stock options granted to employees who hold more than 10% of the voting power of the Company's common stock). Options granted to directors and employees who hold more than 10% of the voting power of the Company expire after five years from the date of grant.

All other options expire after ten years from the date of grant. The Plan also allowed for the grant of stock appreciation rights and restricted stock awards. No additional options will be granted under this Plan.

On February 1, 2000, the Company adopted the 2000 Stock Benefit Plan (the "2000 Plan"). The 2000 Plan participants include directors, officers, regional managers and on-site property managers. The 2000 Plan limits the number of shares issuable under the plan to 2,755,000, of which 205,000 were to be available for issuance to the non-employee directors. No additional options will be granted under the 2000 Plan.

On May 6, 2003, the Company adopted the 2003 Stock Benefit Plan (the "2003 Plan"). Plan participants include directors, officers, regional managers and on-site property managers. The 2003 Plan limits the number of shares issuable under the plan to 2,859,475, of which 249,475 are to be available for issuance to the non-employee directors. At December 31, 2005, 1,121,250 and 90,000 common shares were available for future grant of options or awards under the 2003 plan for officers and employees and non-employee directors, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8   STOCK BENEFIT PLAN (Continued)

Details of stock option activity during 2005, 2004, and 2003 are as follows:

	Number of Options	Weighted Average Exercise Price Per Option
Options outstanding at December 31, 2002 (921,781 shares exercisable at a weighted average price of $28.75 per share)	2,427,353	$30.66
Granted, 2003	678,370	$36.80
Exercised, 2003	(255,502)	$28.31
Cancelled, 2003	(221,088)	$32.50
Options outstanding at December 31, 2003 (1,070,995 shares exercisable at a weighted average price of $29.74 per share)	2,629,133	$32.32
Granted, 2004	607,160	$38.75
Exercised, 2004	(605,053)	$29.47
Cancelled, 2004	(177,524)	$34.63
Options outstanding at December 31, 2004 (959,292 shares exercisable at a weighted average price of $31.55 per share)	2,453,716	$34.41
Granted, 2005	556,600	$41.93
Exercised	(225,605)	$31.16
Cancelled	(122,130)	$36.09
Options outstanding at December 31,2005 (1,173,605 shares exercisable at a weighted average price of $33.02 per share)	2,662,581	$36.18

8   STOCK BENEFIT PLAN (Continued)

The following table summarizes information about options outstanding at December 31, 2005:

Year Granted	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Fair Value of Options on Grant Date	Weighted Average Exercise Price Outstanding	Exercisable	Number Exercisable	Exercise Price Range Per Option
1996	2,501	0.32	$1.15	$19.600	$19.600	2,501	$19.00-$20.50
1997	3,500	1.83	$1.55	26.500	26.500	3,500	$26.50
1998	8,280	2.67	$1.32	25.125	25.125	8,280	$25.125
1999	52,872	3.67	$1.57	27.125	27.125	52,872	$27.125
2000	168,574	4.67	$1.88	31.375	31.375	168,814	$31.375
2001	401,835	5.45	$1.63	29.286	29.092	329,203	$27.01-$31.60
2002	430,884	6.55	$1.96	34.796	34.877	284,668	$32.20-$36.03
2003	509,515	7.55	$1.79	36.780	36.779	202,975	$36.28-$36.85
2004	538,120	8.56	$3.33	38.743	38.748	114,792	$37.91-$38.83
2005	546,500	9.33	$3.52	41.931	$41.950	6,000	$40.45-$41.95
Totals	2,662,581	7.35	$2.46	$36.182	$33.019	1,173,605	$19.00-$41.95

In 2005, 2004 and 2003, the Company granted a total of 57,375, 65,932 and 198,420 shares of restricted stock to both employees and directors, respectively. The director grants included above for 2005, 2004 and 2003 were 7,875, 3,600 and 2,700 shares, respectively. All the director shares vest 100% on the fifth anniversary of the date of grant. All of the 49,500 and 62,332 shares of restricted stock granted to key employees during 2005 and 2004 vest 25% on each anniversary of the date of grant for a period of four years. For 65,850 of the shares of restricted stock granted to key employees during 2003, the shares vest 100% on the fifth anniversary of the date of grant. In addition, in the fourth quarter of 2003, $5,000 of restricted stock was granted to the Leenhoutses (129,870 shares at $37.75 per share). The total amount of the grant was expensed in the fourth quarter of 2003 as it was part of their retirement award and was fully earned at that date. The restrictions on this restricted stock granted to the Leenhoutses vests 20% on each anniversary of the grant date. The restricted shares were granted during 2005, 2004 and 2003 at a weighted average price of $41.47, $40.10 and $35.64 per share, respectively. Total compensation cost recorded for the years ended December 31, 2005, 2004 and 2003 for the restricted share grants was $1,557, $1,171, and $5,537, respectively. The restricted stock outstanding at December 31, 2005 and 2004 was 277,822 and 267,928 shares, respectively.

In January 2003, the Company adopted the fair value method of recording stock compensation awards in accordance with SFAS 148 *Accounting for Stock Based Compensation – An Amendment of SFAS 123* ("SFAS 148") using the Modified Prospective approach of adoption as outlined in the pronouncement. In 2005, 2004 and 2003, the Company recognized $872, $948 and $804 in stock compensation costs related to its outstanding stock options.

9   SEGMENT REPORTING

The Company is engaged in the ownership and management of market rate apartment communities. Each apartment community is considered a separate operating segment. Each segment on a stand alone basis is less than 10% of the revenues, profit or loss, and assets of the combined reported operating segments and meets all of the aggregation criteria under SFAS No. 131. The operating segments are aggregated as Core and Non-core properties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9   SEGMENT REPORTING (Continued)

Non-segment revenue to reconcile total revenue consists of interest and dividend income and other income. Non–segment assets to reconcile to total assets include cash and cash equivalents, cash in escrows, accounts receivable, prepaid expenses, deferred charges, other assets and other assets held for sale.

Core properties consist of all apartment communities owned throughout 2004 and 2005 where comparable operating results are available. Therefore, the Core Properties represent communities owned as of January 1, 2004. Non-core properties consist of apartment communities acquired during 2004 and 2005, such that full year comparable operating results are not available. In addition, core properties does not include assets held for sale as of December 31, 2005, 2004 and 2003.

The Company assesses and measures segment operating results based on a performance measure referred to as net operating income. Net operating income is defined as total revenues less operating and maintenance expenses.

The accounting policies of the segments are the same as those described in Notes 1 and 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9   SEGMENT REPORTING (Continued)

The revenues, net operating income, and assets for each of the reportable segments are summarized as follows for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Revenues			
Apartments owned			
Core properties	$396,722	$384,098	$364,889
Non-core properties	43,534	21,869	-
Reconciling items	2,604	3,263	4,942
Total Revenue	$442,860	$409,230	$369,831
Net operating income			
Apartments owned			
Core properties	$220,383	$214,144	$206,149
Non-core properties	21,386	10,996	-
Reconciling items	2,604	3,263	4,942
Combined segment net operating income	244,373	228,403	211,091
General & administrative expenses	(19,652)	(23,978)	(22,607)
Interest expense	(97,898)	(83,078)	(75,926)
Depreciation and amortization	(90,111)	(79,565)	(66,186)
Impairment of assets held as General Partner	(400)	(1,116)	(2,518)
Equity in earnings (losses) of unconsolidated affiliates	-	(538)	(1,892)
Minority interest in limited partnership	-	441	-
Minority interest in operating partnership	(9,905)	(10,591)	(10,867)
Income from continuing operations	$ 26,407	$ 29,978	$ 31,095
Assets			
Apartments owned			
Core properties	$2,082,413	$2,082,312	
Held for sale properties	223,938	78,711	
Non-core properties	578,200	556,959	
Reconciling items	93,319	98,814	
Total Assets	$2,977,870	$2,816,796	

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

10   DERIVATIVE FINANCIAL INSTRUMENTS

The Company has entered into interest rate swaps to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Company does not utilize these arrangements for trading or speculative purposes. The principal risk to the Company through its interest rate hedging strategy is the potential inability of the financial institutions from which the interest rate protection was purchased to cover all of their obligations. To mitigate this exposure, the Company purchases its interest rate swaps from either the institution that holds the debt or from institutions with a minimum A- credit rating.

All derivatives, which have historically been limited to interest rates swaps designated as cash flow hedges, are recognized on the balance sheet at their fair value. On the date that the Company enters into an interest rate swap, it designates the derivative as a hedge of the variability of cash flows that are to be received or paid in connection with a recognized liability. To the extent effective, subsequent changes in the fair value of a derivative designated as a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness will be reported in interest expense in the consolidated statement of operations.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of the hedged items and whether those derivatives may be expected to remain highly effective in future periods. Should it be determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company will discontinue hedge accounting prospectively.

The Company has four interest rate swaps that effectively convert variable rate debt to fixed rate debt. The notional amount amortizes in conjunction with the principal payments of the hedged items. The terms as follows:

Original Notional Amount	Fixed Interest Rate	Variable Interest Rate	Maturity Date
$16,384,396	5.35%	LIBOR + 1.50%	June 25, 2007
$10,000,000	5.39%	LIBOR + 1.50%	June 25, 2007
$3,000,000	8.22%	LIBOR + 1.40%	June 25, 2007
$4,625,000	8.40%	LIBOR + 1.40%	June 25, 2007

On January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 131"). At that time, the Company designated all of its interest rate swaps as cash flow hedges in accordance with the requirements of SFAS 133. The aggregate fair value of the derivatives on January 1, 2001 was $583, prior to the allocation of minority interest, and was recorded as a liability on the consolidated balance sheet with an offset to other comprehensive income representing the cumulative effect of the transition adjustment pursuant to the provisions of Accounting Principles Board Opinion No. 20, *Accounting Changes*.

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

10   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

As of December 31, 2005, the aggregate fair value of the Company's interest rate swaps was $186 prior to the allocation of minority interest, and is included in accrued expenses and other liabilities in the consolidated balance sheets. For the twelve months ending December 31, 2005, as the critical terms of the interest rate swaps and the hedged items are the same, no ineffectiveness was recorded in the consolidated statements of operations. All components of the interest rate swaps were included in the assessment of hedge effectiveness. The Company expects that within the next twelve months it will reclassify as a charge to earnings $123, prior to the allocation of minority interest, of the amount recorded in accumulated other comprehensive income. The fair value of the interest rate swaps is based upon the estimate of amounts the Company would receive or pay to terminate the contract at the reporting date and is estimated using interest rate market pricing models.

11   TRANSACTIONS WITH AFFILIATES

The Company and the Management Companies recognized management and development fee revenue, interest income and other miscellaneous income from affiliated entities of $190, $696, and $3,679 for the years ended December 31, 2005, 2004, and 2003, respectively. The Company had accounts receivable outstanding due from affiliated entities of $157, $12 and $162 at December 31, 2005, 2004 and 2003, respectively.

On January 1, 2004, the Company sold certain assets of its commercial property management division to Home Leasing, LLC, which is owned by Nelson and Norman Leenhouts. This division managed approximately 2.2 million square feet of gross leasable area, as well as certain planned communities. The initial amount paid was $82. In addition, the Company is entitled to receive a percentage of the management fee received by Home Leasing in connection with the management of one of the commercial properties for a period not to exceed 36 months. The expected monthly fee as outlined in the contract is approximately $3.4, or $40 per year. If Home Leasing continues to manage the property for three years, the Company is expected to receive total additional deferred purchase price of $135, of which $40 has been received for the year ended December 31, 2005. The cumulative gain recognized on the sale of these assets through December 31, 2005 amounts to $64. If the management of this property is retained for the entire three years, the Company expects to receive an additional $40 for the period January 1, 2006 through January 1, 2007. The gain on sale would then be approximately $104.

On March 2, 2004, the Company acquired Wellington Trace Apartments for $27,100 from an entity owned in part by an individual who subsequently became one of the Company's directors.

The Company leases its corporate office space from an affiliate. The lease requires an annual base rent of $895 for the years ended 2006 through 2009. The lease also requires the Company to pay a pro rata portion of property improvements, real estate taxes and common area maintenance. Rental expense was $1,693, $1,694, and $1,609 for the years ended December 31, 2005, 2004, and 2003, respectively.

During 2004, the loan balances aggregating $315, outstanding as of December 31, 2003, under the officer and director share purchase program were repaid in full. On August 5, 2002, the Board of Directors of the Company prohibited any further loans to officers and directors in accordance with the Sarbanes-Oxley Act of 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

12   COMMITMENTS AND CONTINGENCIES

Property Lease

On December 1, 2004 the Company entered in to a lease agreement with a third party owner to manage the operations of one of their communities with 1,387 apartment units. The lease has a term of five years, but after two years (from the 24th month to the 36th month), the owner may require the Company to buy the property. From the 36th month to the end of the lease term, the Company has the right to require the owner to sell the property to the Company. It is the Company's expectation that closing on the acquisition of the property will occur no later than 36 months after the commencement of the lease. The estimated future acquisition price of the property is $141,000. The agreement required an initial deposit of $5,000, a deposit in 2005 of $1,230, with an additional $1,000 estimated deposit requirement during 2006, representing capital improvements paid by the owner. The net operating income of the property (as defined in the lease agreement) is remitted back to the owner as rent on a monthly basis. In exchange for services, the Company is entitled to receive monthly; a management fee equal to 5% of Collected Income, as defined in the lease, an incentive fee of $25, and interest payments equal to 3% annual interest on the outstanding deposit. Including interest, the total income recognized by the Company amounted to $1,278 and $98, for the years ended December 31, 2005 and 2004, respectively.

Ground Lease

The Company has a non-cancelable operating ground lease for one of its properties. The lease expires May 1, 2020, with options to extend the term of the lease for two successive terms of twenty-five years each. The lease provides for contingent rental payments based on certain variable factors. The lease also requires the Company to pay real estate taxes, insurance and certain other operating expenses applicable to the leased property. Ground lease expense was $210, $226, and $219, including contingent rents of $140, $156, and $149, for the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, future minimum rental payments required under the lease are $70 per year until the lease expires.

401(k) Savings Plan

The Company sponsors a contributory savings plan. Under the plan, the Company will match 75% of the first 4% of participant contributions. The matching expense under this plan was $802, $690, and $1,010 for the years ended December 31, 2005, 2004 and 2003, respectively.

Incentive Compensation Plan

In 2005, the Incentive Compensation Plan provided that eligible officers and key employees may earn a cash bonus based upon two performance measures: the percentage of growth in the Company's funds from operations ("FFO") on a per share/unit diluted basis from the previous year and the percentage of growth in same store net operating income from the previous year as compared to industry peers. In 2004 and 2003, the performance measure was based on the percentage growth in the Company's FFO per share/unit on the diluted basis as compared against the industry average growth. The bonus expense charged to operations was $2,582, $3,414, and $1,729 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

12   COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

In 2001, the Company underwent a state capital stock tax audit. The state had assessed taxes of $469 for the 1998 and 1999 tax years under audit. If the state's position was applied to all tax years through December 31, 2001, the assessment would be $1,300. At the time, the Company believed the assessment and the state's underlying position were neither supportable by the law nor consistent with previously provided interpretative guidance from the office of the State Secretary of Revenue. After two subsequent enactments by the state legislation during 2002 affecting the pertinent tax statute, the Company was advised by outside tax counsel that its filing position for 1998-2001 should prevail. During December 2003, the state's governor signed legislation which included the REIT tax provisions. Based upon this, Company's tax counsel expects that the outstanding litigation should now be able to be resolved. Effective January 1, 2003, the Company reorganized the ownership of Home Properties Trust, which should subject the Company to a much lower level of tax going forward. In September 2004, the Company settled the 1998 year under audit for a total of $39, including interest. During the first quarter of 2005, the Company filed a protest with the State Commonwealth Court concerning the 1999 tax year. Settlement discussions have occurred during the third and fourth quarters of 2005 for the open years 1999-2001. The Company has made a settlement offer for the 1999, 2000 and 2001 tax years which, if accepted, would result in a payment of $160. The Company believes, and has been advised by counsel, that this settlement should be acceptable to the Department of Revenue and is awaiting final approval of the offer. The Company has accrued $160 at December 31, 2005.

During April, 2004, the Company finalized negotiations with New York State settling a sales and use tax audit covering the period June 1, 1999 through May 31, 2002. The total cost to the Company as a result of the audit amounted to $861. This was included in the first quarter 2004 results and allocated $448 to expense and $413 capitalized to real estate assets for improvements.

As a result of this audit, during the second quarter of 2004, the Company examined its sales and use tax compliance in the other states in which the Company operates. Based upon its internal analysis, the Company estimated its liability as of June 30, 2004 in those states where it found non-compliance of $1,712. This was included in the second quarter of 2004 results and allocated $761 to expense and $951 capitalized to real estate assets for improvements. The liability recorded relates to the period beginning on the later of: (i) the date the Company first purchased property in the applicable state; or (ii) January 1, 1997 and ending on June 30, 2004. In addition, the Company increased the liability for sales tax exposure by $68 for the six-month period ended December 31, 2004. The Company had filed Voluntary Disclosure Agreements ("VDAs") with the four states where it had significant financial exposure. During the first six months of 2005, the Company signed VDAs with these states limiting the VDA filing period back to January 1, 2001, and the Company has satisfied all financial obligations under the VDAs. For the three- and six-month periods ended June 30, 2005, the Company has recorded adjustments to the liability for both the effects of signing the VDAs as well as for the results of the Company's additional testing for the first six months. The net impact of these adjustments resulted in a decrease in real estate assets of $175, interest expense of $115 and operating expenses of $108 for a net decrease to the accrued liability of $398. During the third quarter of 2005, the Company finalized negotiations with New York State settling a sales tax audit covering the period June 1, 2002 through November 30, 2004. The settlement was not materially different from what had been accrued. The result of the recent payments on the VDAs and this New York State audit is that the sales tax accrual which had been over $1,712 (as referenced above) has been fully paid as of December 31, 2005.

In connection with various UPREIT transactions, the Company has agreed to maintain certain levels of nonrecourse debt for a period of 5 to 10 years associated with the contributed properties acquired. In addition, the Company is restricted in its ability to sell certain contributed properties (47% of the owned portfolio) for a period of 5 to 15 years except through a tax deferred Internal Revenue Code Section 1031 like-kind exchange.

12   COMMITMENTS AND CONTINGENCIES (Continued)

Debt Covenants

The line of credit loan agreement contains restrictions which, among other things, require maintenance of certain financial ratios (See Note 5).

In connection with the issuance of the Series F Preferred Stock, the Company is required to maintain for each fiscal quarterly period a fixed charge coverage ratio, as defined in the Series F Cumulative Redeemable Preferred Stock Article Supplementary, of 1.75 to 1.0. For the fiscal quarterly periods ended December 31, 2005, the Company maintained the required fixed charge coverage ratio.

Guarantees

As of December 31, 2005, the Company, through its general partnership interest in an affordable property limited partnership, has guaranteed the Low Income Housing Tax Credits to limited partners totaling approximately $3,000. As of December 31, 2005, there were no known conditions that would make such payments necessary relating to these guarantees. In addition, the Company, acting as general partner in this partnership, is obligated to advance funds to meet partnership operating deficits.

Executive Retention Plan

Effective February 2, 1999, the Executive Retention Plan provides for severance benefits and other compensation to be received by certain employees in the event of a change in control of the Company and a subsequent termination of their employment without cause or voluntarily with good cause.

13   PROPERTY ACQUISITIONS

For the years ended December 31, 2005, 2004, and 2003, the Company has acquired the communities listed below (see Note15):

Apartment Community	Market Area	Date Acquired	Year Constructed	Number of Units	Cost of Acquisition	Cost of Acquisition Per Unit
Stone Ends	Boston	2/12/03	1972	280	$ 34,028	$121
Falkland Chase	Northern VA	9/10/03	1937	450	$ 58,942	$131
Chatham Hill	New Jersey	1/30/04	1967	308	$ 48,215	$157
Northwood	New Jersey	1/30/04	1965	134	$ 15,186	$113
Fairmount (a)	New Jersey	1/30/04	1943	54	$ 2,256	$ 42
Kensington (a)	New Jersey	1/30/04	1943	38	$ 1,843	$ 49
Wellington Trace	Northern VA	3/2/04	2002	240	$ 27,134	$113
Village at Marshfield	Boston	3/17/04	1972	276	$ 31,695	$115
Woodleaf	Northern VA	3/19/04	1985	228	$ 20,672	$ 91
The Hamptons	Southeast Florida	7/7/04	1986-1987	668	$ 56,395	$ 84
Vinings	Southeast Florida	7/7/04	1989	168	$13,986	$83
Regency Club	New Jersey	9/24/04	1974	372	$ 37,610	$101
Ridgeview at Wakefield Valley	Baltimore	1/13/05	1988	204	$ 19,407	$ 96
Hackensack Gardens	New Jersey	3/1/05	1948	198	$ 13,292	$ 65
Barrington Gardens	New Jersey	3/1/05	1973	148	$ 7,444	$ 50
Sayville Commons	Long Island	7/15/05	2001-2003	342	$ 63,384	$186
The Brooke at Peachtree	Philadelphia	8/15/05	1986-1989	146	$ 16,137	$110
Peppertree Farm	Northern VA	12/28/05	1972-1978	881	$ 96,322	$110
Cinnamon Run	Northern VA	12/28/05	1979-1982	511	$ 67,377	$133

(a) Property was disposed on April 5, 2006.

14   DISCONTINUED OPERATIONS

The Company adopted the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144")*, effective January 1, 2002. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It also retains the basic provisions for presenting discontinued operations in the income statement but broadened the scope to include a component of an entity rather than a segment of a business. Pursuant to the definition of a component of an entity in SFAS 144, assuming no significant continuing involvement by the former owner after the sale, the sale of an apartment community is now considered a discontinued operation. In addition, apartment communities classified as held for sale are also considered a discontinued operation. The Company generally considers assets to be held for sale when all significant contingencies surrounding the closing have been resolved, which often corresponds with the actual closing date. However, the Company has classified as held for sale an entire region portfolio (Detroit) of 19 apartment communities containing 5,046 apartment units. The Company has announced its intention to sell the portfolio and has met all of the requirements under SFAS 144. Properties classified in this manner through December 31, 2005, as discussed below, were reclassified as such in the accompanying Consolidated Statements of Operations for each of the three years ended December 31, 2005.

Included in discontinued operations for the three years ended December 31, 2005 are the operating results, net of minority interest, of sixteen apartment community dispositions (four sold in 2005, five sold in 2004 and seven sold in 2003). In addition, discontinued operations for the year ended December 31, 2005 includes the operating results of four VIEs sold during 2005 and nineteen apartment communities held for sale as of December 31, 2005. For purposes of the discontinued operations presentation, the Company only includes interest expense associated with specific mortgage indebtedness of the properties that are considered discontinued operations.

14   DISCONTINUED OPERATIONS (Continued)

On April 5, 2006, the Company disposed of two properties acquired during 2004. The results of these two properties are reflected in discontinued operations for the years ended December 31, 2005 and 2004 and classified as held for sale as of December 31, 2005.

The operating results of discontinued operations are summarized as follows for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Revenues:			
Rental Income	$53,697	$76,304	$71,160
Property other income	3,406	3,675	3,313
Total Revenues	57,103	79,979	74,473
Operating and Maintenance	30,574	41,548	36,252
Interest expense	7,495	13,518	11,970
Depreciation and amortization	10,004	15,664	13,230
Impairment of real property	7,325	1,100	423
Total Expenses	55,398	71,830	61,875
Income from discontinued operations before minority interest and			
gain on disposition of property	1,705	8,149	12,598
Minority interest in limited partnerships	(23)	833	-
Minority interest in operating partnerships	(552)	(2,967)	(4,485)
Income from discontinued operations	$ 1,130	$ 6,015	$ 8,113

The table below provides a more detailed presentation of the components of discontinued operations for year-ended December 31, 2005.

	Owned Communities	VIEs	Total
Revenues:			
Rental Income	$50,483	$3,214	$53,697
Property other income	3,265	141	3,406
Total Revenues	53,748	3,355	57,103
Expenses:			
Operating and Maintenance	27,953	2,621	30,574
Interest expense	7,484	11	7,495
Depreciation and amortization	10,004	-	10,004
Impairment of real property	-	7,325	7,325
Total Expenses	45,441	9,957	55,398
Income (loss) from discontinued operations before minority interest and			
gain on disposition of property	8,307	(6,602)	1,705
Minority interest in limited partnerships	-	(23)	(23)
Minority interest in operating partnerships	(2,745)	2,193	(552)
Income (loss) from discontinued operations	$ 5,562	$(4,432)	$ 1,130

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

14   DISCONTINUED OPERATIONS (Continued)

The table below provides a more detailed presentation of the components of discontinued operations for year-ended December 31, 2004.

	Owned Communities	VIEs	Total
Revenues:			
Rental Income	$63,911	$12,393	$76,304
Property other income	3,393	282	3,675
Total Revenues	67,304	12,675	79,979
Expenses:			
Operating and Maintenance	32,263	9,285	41,548
Interest expense	10,437	3,081	13,518
Depreciation and amortization	13,111	2,553	15,664
Impairment of real property	1,100	-	1,100
Total Expenses	56,911	14,919	71,830
Income (loss) from discontinued operations before minority interest and gain on disposition of property	10,393	(2,244)	8,149
Minority interest in limited partnerships	-	833	833
Minority interest in operating partnerships	(3,364)	397	(2,967)
Income (loss) from discontinued operations	$ 7,029	$ (1,014)	$ 6,015

The results of discontinued operations in the table above have been presented for the years ended December 31, 2005 and 2004 only, as the discontinued operations for 2003 solely represents the results from owned communities.

The major classes of assets and liabilities held for sale as of December 31, 2005 and 2004 were as follows:

	2005	2004
Real estate:		
Land	$ 28,372	$ 6,776
Buildings, improvements and equipment	249,999	107,530
	278,371	114,306
Less: accumulated depreciation	(54,433)	(35,595)
Real estate held for sale or disposal, net	223,938	78,711
Other assets:		
Cash in escrows	434	4,355
Accounts receivable	664	466
Prepaid expenses and other assets	2,951	184
Deferred charges	-	3,860
Other assets held for sale	4,049	8,865
Liabilities:		
Mortgage notes payable	73,603	77,637
Accounts payable	-	543
Accrued expenses and other liabilities	431	1,893
Security deposits	1,318	533
Liabilities held for sale	75,352	80,606
Net assets held for sale	$152,635	$ 6,970

15 PROFORMA CONDENSED FINANCIAL INFORMATION

The Company acquired seven apartment communities ("2005 Acquired Communities") with a combined 2,430 units in six unrelated transactions during the twelve-month period ended December 31, 2005. The total combined purchase price (including closing costs) of $283,400 equates to approximately $117 per unit. Consideration for the communities was funded through the assumption or placement of new debt of $184,300 of debt, $43,500 from the Company's line of credit and $55,600 of UPREIT Units.

The following unaudited proforma information was prepared as if: (i) the 2005 transactions related to the acquisition of the "2005 Acquired Communities" occurred as of the beginning of each period, and (ii) the 2004 transactions related to the acquisition of ten apartment communities in six separate transactions had occurred as of the beginning of each period. The proforma financial information is based upon the historical consolidated financial statements and is not necessarily indicative of the consolidated results which actually would have occurred if the transactions had been consummated at January 1, 2003 or 2004, nor does it purport to represent the results of operations for future periods. Adjustments to the proforma condensed combined statement of operations for the twelve months ended December 31, 2005, 2004, and 2003 consist principally of providing net operating activity and recording interest, depreciation and amortization from January 1, 2003 or 2004 to the acquisition date as appropriate.

	Proforma (i) For the years ended December 31, (unaudited)	
	2005	2004
Total revenues	$464,145	$448,519
Net income available to common shareholders before cumulative effect of change in accounting principle	20,152	23,044
Net income available to common shareholders	20,152	22,723
Per common share data:		
Net income available to common shareholders before cumulative effect of change in accounting principle		
Basic	$0.63	$0.70
Diluted	$0.62	$0.69
Net income available to common shareholders:		
Basic	$0.63	$0.69
Diluted	$0.62	$0.68
Weighted average numbers of shares outstanding:		
Basic	31,962.082	32,911.945
Diluted	32,328.105	33,314.038

	Proforma (ii) For the years ended December 31, (unaudited)	
	2004	2003
Total revenues	$419,477	$395,353
Net income available to common shareholders	22,762	22,016
Per common share data:		
Net income available to common shareholders:		
Basic	$0.69	$0.75
Diluted	$0.68	$0.74
Weighted average numbers of shares outstanding:		
Basic	32,911.945	29,208.242
Diluted	33,314.038	29,575.660

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

16   SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow information including non cash financing and investing activities for the years ended December 31, 2005, 2004, and 2003 are as follows:

	2005	2004	2003
Cash paid for interest	$ 104,674	$ 92,150	$ 85,895
Mortgage loans assumed associated with property acquisitions	7,916	90,568	25,239
Issuance of UPREIT Units associated with property and other acquisitions	55,598	12,105	4,806
Increase in real estate associated with the purchase of UPREIT Units	5,220	12,470	5,600
Exchange of UPREIT Units for common shares	4,010	14,106	7,442
Fair value of hedge instruments	845	659	956
Net real estate assumed in connection with FIN 46R consolidation	-	152,319	-
Other assets assumed in connection with FIN 46R consolidation	-	11,916	-
Mortgage debt assumed in connection with FIN 46R consolidation	-	129,149	-
Other liabilities assumed in connection with FIN 46R consolidation	-	5,363	-
Net real estate disposed in connection with FIN 46R consolidation	(50,467)	(69,743)	-
Other assets disposed in connection with FIN 46R consolidation	(6,940)	(3,054)	-
Mortgage debt disposed in connection with FIN 46R consolidation	(59,339)	(48,611)	-
Other liabilities disposed in connection with FIN 46R consolidation	(1,187)	(2,759)	-

17   GAIN (LOSS) ON DISPOSITION OF PROPERTY AND BUSINESS

During 2005, the Company disposed of four apartment communities with 816 units in three unrelated transactions. The total sales price of $142,600 equates to $175 per unit. The total gain on sale of these transactions amounted to approximately $73,200.

During 2004, the Company disposed of five apartment communities with 1,646 units in four unrelated transactions. The total sales price of $92,500 equates to $56 per unit. The total gain on sale of these transactions amounted to approximately $26,600.

During 2003, the Company disposed of seven apartment communities with 1,568 units in seven unrelated transactions. The total sales price of $59,000 equates to $38 per unit. The total gain on sale of these transactions amounted to approximately $4,000.

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

18   QUARTERLY FINANCIAL STATEMENT INFORMATION (UNAUDITED)

Quarterly financial information for the years ended December 31, 2005 and 2004 are as follows:

	2005			
	First	Second	Third	Fourth
Total revenue	$106,055	$108,934	$113,276	$114,595
Net income available to common shareholders	28	9,719	16,703	55,062
Per share data:				
Basic earnings per share data:				
Net income (loss) available to common shareholders	$ (0.06)	$ 0.25	$ 0.47	$ 1.70
Diluted earnings per share data:				
Net income (loss) available to common shareholders	$ (0.06)	$ 0.25	$ 0.47	$ 1.68

	2004			
	First	Second	Third	Fourth
Total revenue	$ 96,491	$101,775	$104,702	$106,262
Net income before cumulative effect of change in accounting principle	6,799	10,641	4,925	24,978
Net income available to common shareholders	6,478	10,641	4,925	24,978
Per share data:				
Basic earnings per share data:				
Net income available to common shareholders	$ 0.14	$ 0.27	$ 0.09	$ 0.70
Diluted earnings per share data:				
Net income available to common shareholders	$ 0.14	$ 0.26	$ 0.09	$ 0.69

Full year per share data does not equal the sum of the quarterly data due to the impact of the convertible securities on the quarterly results and not the year to date amounts. The quarterly reports for the years ended December 31, 2005 and 2004 have been reclassified to reflect discontinued operations in accordance with SFAS 144.

19   SUBSEQUENT EVENTS

On February 7, 2006, the Board of Directors approved a dividend of $.64 per share for the quarter ended December 31, 2005. This is the equivalent of an annual distribution of $2.56 per share. The dividend is payable February 28, 2006 to shareholders of record on February 17, 2006.

On February 7, 2006, the Company also declared a regular dividend of $.5625 per share on its Series F Cumulative Redeemable Preferred Stock, for the quarter ending February 28, 2006. The dividend on the preferred shares is payable on February 28, 2006 to shareholders of record on February 17, 2006. This dividend is equivalent to an annualized rate of $2.25 per share.

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

19   SUBSEQUENT EVENTS (Continued)

Subsequent to the filing of the Company's annual report on Form 10-K on March 13, 2006, the Company plans to file two registration statements on Form S-3 with the Securities and Exchange Commission (SEC). In connection with the filing of these registration statements on Form S-3, the Company is revising its historical financial statements in connection with the application of SFAS 144 to certain transactions. During 2006 the Company sold certain properties and classified others as held for sale. In compliance with SFAS 144, the Company has reported revenue, expenses and gain on sale from these properties as income from discontinued operations for each period presented in its quarterly reports filed since the date of the sale (including the comparable period of the prior year). The Company is reclassifying the reported revenue and expenses from these properties as income from discontinued operations in the Company's previously issued annual financial statements for each of the two years ended December 31, 2005 and 2004 in the Company's Annual Report on Form 10-K for the year ended December 31, 2005. These reclassifications of discontinued operations have no effect on the Company's reported net income available to common shareholders, financial condition, cash flows or funds from operations as reported in prior SEC filings. Instead, they represent the revenue and expenses relating to properties that have been sold or classified as held for sale as a single line item titled "discontinued operations," rather than presenting the revenue and expenses along with the Company's other results of operations. In addition to the financial statements themselves, certain disclosures contained in Notes 2, 9, 13, 14 and 18 to the consolidated financial statements for the three years ended December 31, 2005, have been modified to reflect the effects of these reclassifications. Also, there is no effect to our previously issued audited consolidated financial statements for the year ended December 31, 2003.

HOME PROPERTIES, INC.

VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31:
(IN THOUSANDS)

	Balance at Beginning of year	Charged to Costs and Expenses	Amounts Written Off	Balance at end of year
Allowance for Doubtful Receivables				
December 31, 2005:	$ 567	$3,472	($3,526)	$ 513
December 31, 2004:	241	3,527	(3,201)	567
December 31, 2003:	125	2,954	(2,838)	241
Deferred Tax Asset Valuation Allowance				
December 31, 2005:	8,680	-	(259)	8,421
December 31, 2004:	8,185	495	-	8,680
December 31, 2003:	559	7,626	-	8,185

HOME PROPERTIES, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2005
(IN THOUSANDS)

Community	Encum-brances	Land	Initial Cost Buildings, Improvements & Equipment	Adjust-ments (a)	Costs Capitalized Subsequent to Acquisition	Land	Total Cost Buildings, Improvements & Equipment	Total(b)	Accumulated Depreciation	Total Cost, Net of Accumulated Depreciation	Year of Acquisition
1600 East Avenue		$ 1,000	$ 8,527		$ 5,226	$ 1,000	$ 13,753	$ 14,753	$ 3,709	$ 11,044	1997
1600 Elmwood	$ 10,870	299	5,698	$ 3,339	4,739	299	13,776	14,075	7,723	6,352	1983
Barrington Gardens	4,350	888	6,556		1,029	888	7,585	8,473	166	8,307	2005
Bayview & Colonial	11,669	1,600	8,471		4,046	1,600	12,517	14,117	1,921	12,196	2000
Beechwood Gardens		560	3,442		2,568	560	6,010	6,570	1,402	5,168	1998
Blackhawk Apartments	13,507	2,968	14,568		5,166	2,968	19,734	22,702	3,162	19,540	2000
Bonnie Ridge Apartments	35,065	4,830	42,769		22,992	4,830	65,761	70,591	12,593	57,998	1999
Braddock Lee Apartments	21,596	3,810	8,842		5,245	3,810	14,087	17,897	3,757	14,140	1998
Brittany Place	18,207	4,728	39,608		9,830	4,728	49,438	54,166	4,680	49,486	2002
Brook Hill Village Apartments	8,404	330	7,920		4,995	330	12,915	13,245	4,427	8,818	1994
Cambridge Village Associates	3,148	2,460	3,188		1,816	2,460	5,004	7,464	548	6,916	2002
Canterbury Apartments	29,582	4,944	21,384		6,709	4,944	28,093	33,037	4,717	28,320	1999
Canterbury Square (e)	5,788	2,352	10,791		5,200	2,352	15,991	18,343	4,100	14,243	1997
Carriage Hill - MI (e)	7,073	840	5,974		2,081	840	8,055	8,895	1,862	7,033	1998
Carriage Hill Apartment	5,767	570	3,827		3,306	570	7,133	7,703	2,156	5,547	1996
Carriage Park (e)	9,304	1,280	8,184		3,442	1,280	11,626	12,906	2,853	10,053	1998
Castle Club Apartments	6,720	948	8,909		2,768	948	11,677	12,625	1,858	10,767	2000
Charter Square (e)	9,777	3,952	18,247		8,819	3,952	27,066	31,018	6,446	24,572	1997
Chatham Hill Apartments	26,065	1,848	46,150		3,566	1,848	49,716	51,564	2,487	49,077	2004
Cherry Hill Club Apartments (e)		492	4,096		3,296	492	7,392	7,884	1,856	6,028	1998
Cherry Hill Village (e)	5,123	1,120	6,835		2,731	1,120	9,566	10,686	2,134	8,552	1998
Chesterfield Apartments	8,137	1,482	8,206		4,738	1,482	12,944	14,426	3,281	11,145	1997
Cider Mill	62,933	15,552	65,938		5,847	15,552	71,785	87,337	6,402	80,935	2002
Cinnamon Run Apartments	52,300	7,731	59,646		1	7,731	59,647	67,378	127	67,251	2005
Cornwall Park	5,574	439	2,947		4,348	439	7,295	7,734	2,094	5,640	1996
Country Village Apartments	6,087	2,236	11,149		7,610	2,236	18,759	20,995	4,141	16,854	1998
Courtyards Village	4,851	3,360	9,824		2,518	3,360	12,342	15,702	1,611	14,091	2001
Coventry Village Apartments		784	2,328		2,773	784	5,101	5,885	1,217	4,668	1998
Curren Terrace	14,774	1,908	10,957		6,221	1,908	17,178	19,086	4,401	14,685	1997
Cypress Place	6,109	2,304	7,861		3,342	2,304	11,203	13,507	1,792	11,715	2000
Deerfield Woods Apartments (e)	3,068	864	4,877		2,115	864	6,992	7,856	1,083	6,773	2000
Devonshire Hills	23,009	14,850	32,934		4,632	14,850	37,566	52,416	4,594	47,822	2001
East Hill Gardens		231	1,560		1,069	231	2,629	2,860	610	2,250	1998
East Meadow Apartments	7,140	2,250	10,803		1,010	2,250	11,813	14,063	1,693	12,370	2000
East Winds Apartments	6,626	960	5,079		2,556	960	7,635	8,595	1,193	7,402	2000

Community	Encum-brances	Land	Initial Cost Buildings, Improvements & Equipment	Adjust-ments (a)	Costs Capitalized Subsequent to Acquisition	Land	Total Cost Buildings, Improvements & Equipment	Total(b)	Accumulated Depreciation	Total Cost, Net of Accumulated Depreciation	Year of Acquisition
Elmwood Terrace	21,415	6,048	14,680		4,959	6,048	19,639	25,687	3,135	22,552	2000
Emerson Square	2,201	384	2,019		1,163	384	3,182	3,566	990	2,576	1997
Executive House Apartments	3,313	600	3,420		2,667	600	6,087	6,687	1,605	5,082	1997
Fairmount Apartments (g)		324	1,914		159	324	2,073	2,397	115	2,282	2004
Fairview Apartments	7,406	580	5,305	2,828	4,267	580	12,400	12,980	6,423	6,557	1985
Falcon Crest Townhomes	16,030	2,772	11,116		6,876	2,772	17,992	20,764	3,408	17,356	1999
Falkland Chase Apartments	39,499	9,000	49,705		2,537	9,000	52,242	61,242	3,130	58,112	2003
Fenland Field	12,090	3,510	11,050		3,505	3,510	14,555	18,065	1,816	16,249	2001
Fordham Green (e)	2,679	802	5,280		2,951	802	8,231	9,033	1,966	7,067	1997
Gardencrest Apartments		24,360	61,525		13,648	24,360	75,173	99,533	7,386	92,147	2002
Gateway Village Apartments	6,976	1,320	6,621		1,521	1,320	8,142	9,462	1,431	8,031	1999
Glen Brook Apartments		1,414	4,816		2,401	1,414	7,217	8,631	1,320	7,311	1999
Glen Manor Apartments	5,900	1,044	4,564		2,161	1,044	6,725	7,769	1,548	6,221	1997
Golf Club Apartments	15,664	3,990	21,236		10,768	3,990	32,004	35,994	5,668	30,326	2000
Greentrees (e)	4,298	1,152	8,608		3,676	1,152	12,284	13,436	2,977	10,459	1997
Hackensack Gardens	9,426	2,376	10,916		811	2,376	11,727	14,103	259	13,844	2005
Hampton Court Apartment (e)	3,208	1,252	4,615		3,625	1,252	8,240	9,492	1,287	8,205	2000
Harborside Manor	8,445	250	6,113		4,885	250	10,998	11,248	4,036	7,212	1995
Hawthorne Court	37,781	8,940	23,447		13,731	8,940	37,178	46,118	4,070	42,048	2002
Heritage Square	6,386	2,000	4,805		1,778	2,000	6,583	8,583	659	7,924	2002
Hill Brook Place Apartments	11,381	2,192	9,118		4,242	2,192	13,360	15,552	2,328	13,224	1999
Holiday Square	3,488	3,575	6,109		1,101	3,575	7,210	10,785	697	10,088	2002
Home Properties of Bryn Mawr	14,747	3,160	17,907		9,180	3,160	27,087	30,247	4,691	25,556	2000
Home Properties of Devon	28,892	6,280	35,545		19,688	6,280	55,233	61,513	9,171	52,342	2000
Home Properties of Newark	16,567	2,592	12,713		11,753	2,592	24,466	27,058	4,862	22,196	1999
Idylwood Resort Apartments		700	16,927		10,599	700	27,526	28,226	9,288	18,938	1995
Kensington Apartments (g)		228	1,593		152	228	1,745	1,973	93	1,880	2004
Kingsley (e)	5,859	1,640	11,671		4,602	1,640	16,273	17,913	3,912	14,001	1997
Lake Grove Apartments	37,610	7,360	11,952		12,269	7,360	24,221	31,581	6,697	24,884	1997
Lakeshore Villa Apartments	4,983	573	3,849		4,269	573	8,118	8,691	2,214	6,477	1996
Lakeview Apartments	8,787	636	4,552		2,656	636	7,208	7,844	1,722	6,122	1998
Liberty Commons (f)		506			5,272	506	5,272	5,778	88	5,690	2005
Macomb Manor Apartments (e)	3,575	1,296	7,357		1,750	1,296	9,107	10,403	1,446	8,957	2000
Maple Tree		840	4,445		2,033	840	6,478	7,318	977	6,341	2000
Mid-Island Apartments	6,675	4,160	6,567		4,848	4,160	11,415	15,575	3,165	12,410	1997
Mill Company Gardens	2,646	384	1,671		1,082	384	2,753	3,137	673	2,464	1982
Mill Towne Village	8,530	3,840	13,747		8,800	3,840	22,547	26,387	3,042	23,345	2001
Morningside Heights Apartments	17,555	6,147	28,699		20,515	6,147	49,214	55,361	12,014	43,347	1998
New Orleans Park Apartments	19,478	2,920	13,215		8,135	2,920	21,350	24,270	5,014	19,256	1997&1999
Newcastle Apartments		197	4,007	3,684	4,031	197	11,722	11,919	5,939	5,980	1982
Northwood Apartments	8,084	804	14,286		457	804	14,743	15,547	738	14,809	2004
Oak Manor Apartments	6,344	616	4,111		2,370	616	6,481	7,097	1,601	5,496	1998
Oak Park (e)	4,577	1,192	9,188		4,900	1,192	14,088	15,280	3,432	11,848	1997
Orleans Village	65,993	8,510	58,912		14,178	8,510	73,090	81,600	11,071	70,529	2000

Community	Encum-brances	Land	Initial Cost Buildings, Improvements & Equipment	Adjust-ments (a)	Costs Capitalized Subsequent to Acquisition	Land	Total Cost Buildings, Improvements & Equipment	Total(b)	Accumulated Depreciation	Total Cost, Net of Accumulated Depreciation	Year of Acquisition
Owings Run Consolidation	31,212	5,537	32,622		3,243	5,537	35,865	41,402	6,139	35,263	1999
Paradise Lane Apartment	8,639	972	7,134		4,400	972	11,534	12,506	3,635	8,871	1997
Park Shirlington Apartments	15,255	4,410	10,180		6,944	4,410	17,124	21,534	4,470	17,064	1998
Patricia Apartments	5,285	600	4,196		2,461	600	6,657	7,257	1,537	5,720	1998
Pearl Street	1,091	49	1,189		883	49	2,072	2,121	664	1,457	1995
Peppertree Farm Apartments	80,500	12,571	83,751		2	12,571	83,753	96,324	180	96,144	2005
Perinton Manor Apartments	9,161	224	6,120	3,629	3,494	224	13,243	13,467	6,897	6,570	1982
Pleasant View Gardens	51,370	5,710	47,816		18,443	5,710	66,259	71,969	15,119	56,850	1998
Pleasure Bay Apartments	15,276	1,620	6,234		6,221	1,620	12,455	14,075	2,534	11,541	1998
Racquet Club East Apartments	32,162	1,868	23,107		5,853	1,868	28,960	30,828	6,222	24,606	1998
Racquet Club South	2,834	309	3,891		1,790	309	5,681	5,990	1,266	4,724	1999
Raintree Island Apartments	6,691	-	6,654	3,217	9,855	-	19,726	19,726	9,009	10,717	1985
Redbank Village Apartments	16,324	2,000	14,030		7,799	2,000	21,829	23,829	4,794	19,035	1998
Regency Club Apartments	26,675	2,604	34,825		1,452	2,604	36,277	38,881	1,283	37,598	2004
Rider Terrace		240	1,270		510	240	1,780	2,020	260	1,760	2000
Ridgeview at Wakefield Village		2,300	17,107		1,199	2,300	18,306	20,606	474	20,132	2005
Ridley Brook Apartments	9,841	1,952	7,719		2,956	1,952	10,675	12,627	2,033	10,594	1999
Riverton Knolls	5,954	240	6,640	2,523	5,650	240	14,813	15,053	7,976	7,077	1983
Royal Gardens Apartment	32,368	5,500	14,067		12,621	5,500	26,688	32,188	7,361	24,827	1997
Sayville Commons	43,389	8,005	55,379		75	8,005	55,454	63,459	708	62,751	2005
Scotsdale (e)	9,104	1,692	11,920		4,201	1,692	16,121	17,813	3,671	14,142	1997
Selford Townhomes	3,960	1,224	4,200		2,141	1,224	6,341	7,565	1,207	6,358	1999
Seminary Hill Apartments	9,900	2,960	10,194		7,200	2,960	17,394	20,354	3,065	17,289	1999
Seminary Towers Apartments	28,617	5,480	19,348		12,782	5,480	32,130	37,610	5,791	31,819	1999
Shakespeare Park Apartments	2,338	492	3,433		691	492	4,124	4,616	692	3,924	1999
Sherry Lake Apartments	19,793	2,428	15,618		8,073	2,428	23,691	26,119	4,723	21,396	1998
Sherwood Consolidation	7,626	3,255	10,735		3,395	3,255	14,130	17,385	1,258	16,127	2002
South Bay Manor	8,000	1,098	1,958		3,730	1,098	5,688	6,786	971	5,815	2000
Southern Meadows	19,102	9,040	31,874		4,766	9,040	36,640	45,680	4,519	41,161	2001
Southpointe Square (e)	2,425	896	4,610		2,771	896	7,381	8,277	1,883	6,394	1997
Spanish Gardens	5,600	398	9,263		4,712	398	13,975	14,373	4,675	9,698	1994
Springwells Park (e)		1,515	16,840		4,981	1,515	21,821	23,336	4,052	19,284	1999
Stephenson House (e)	1,343	640	2,407		1,359	640	3,766	4,406	1,021	3,385	1997
Stone Ends Apartments	23,236	5,600	28,428		1,350	5,600	29,778	35,378	2,267	33,111	2003
Stratford Greens Associates	33,522	12,565	33,779		4,970	12,565	38,749	51,314	3,902	47,412	2002
Sunset Gardens Apartments	8,685	696	4,663		4,046	696	8,709	9,405	2,414	6,991	1996
Tamarron Apartments	5,200	1,320	8,474		1,169	1,320	9,643	10,963	1,695	9,268	1999
Terry Apartments		650	3,439		836	650	4,275	4,925	615	4,310	2000
The Apts at Wellington Trace	25,968	3,060	23,904		2,537	3,060	26,441	29,501	1,225	28,276	2004
The Brooke at Peachtree		992	15,145		104	992	15,249	16,241	165	16,076	2005
The Colony		7,830	34,121		9,733	7,830	43,854	51,684	7,780	43,904	1999
The Hamptons	54,871	5,749	50,647		2,944	5,749	53,591	59,340	2,022	57,318	2004
The Lakes Apartments (e)		2,821	23,086		4,353	2,821	27,439	30,260	4,614	25,646	1999
The Landings	12,722	2,459	16,753		7,587	2,459	24,340	26,799	6,117	20,682	1996

Community	Encum-brances	Land	Initial Cost Buildings, Improvements & Equipment	Adjust-ments (a)	Costs Capitalized Subsequent to Acquisition	Land	Total Cost Buildings, Improvements & Equipment	Total(b)	Accumulated Depreciation	Total Cost, Net of Accumulated Depreciation	Year of Acquisition
The Manor Apartments (MD)	22,578	8,700	27,703		6,234	8,700	33,937	42,637	4,124	38,513	2001
The Manor Apartments (VA)	5,600	1,386	5,738		3,667	1,386	9,405	10,791	2,149	8,642	1999
The Meadows Apartments	3,334	208	2,776	1,216	1,781	208	5,773	5,981	2,992	2,989	1984
The New Colonies	20,820	1,680	21,350		9,761	1,680	31,111	32,791	7,778	25,013	1998
The Sycamores		4,625	15,725		1,404	4,625	17,129	21,754	1,440	20,314	2002
The Village at Marshfield	24,274	3,158	28,351		580	3,158	28,931	32,089	1,386	30,703	2004
Timbercroft Consolidation	6,269	1,704	6,826		2,963	1,704	9,789	11,493	1,691	9,802	1999
Trexler Park Apartments	10,140	2,490	13,802		5,355	2,490	19,157	21,647	3,188	18,459	2000
Valley View Apartments	3,788	1,056	4,960		3,962	1,056	8,922	9,978	2,343	7,635	1997
Village Green Apartment	9,120	1,103	13,223		6,643	1,103	19,866	20,969	6,948	14,021	1994-1996
Village Square (PA)	4,026	768	3,582		3,254	768	6,836	7,604	1,838	5,766	1997
Village Square Apartments (MD)	21,075	2,590	13,306		6,275	2,590	19,581	22,171	3,256	18,915	1999
Vinings at Hampton Village		1,772	12,214		911	1,772	13,125	14,897	498	14,399	2004
Virginia Village	8,949	5,160	21,918		6,115	5,160	28,033	33,193	3,918	29,275	2001
Wayne Village	14,939	1,925	12,895		5,689	1,925	18,584	20,509	4,374	16,135	1998
West Springfield Terrace		2,440	31,758		2,014	2,440	33,772	36,212	2,778	33,434	2002
Westminster Place	6,536	861	5,763		3,627	861	9,390	10,251	2,793	7,458	1996
Westwood Village Apts	34,370	7,260	22,757		7,887	7,260	30,644	37,904	3,339	34,565	2002
William Henry Apartments	22,940	4,666	22,220		8,519	4,666	30,739	35,405	5,018	30,387	2000
Windsor Realty Company	4,730	402	3,300		1,650	402	4,950	5,352	1,168	4,184	1998
Woodgate Place	3,127	480	3,797		2,374	480	6,171	6,651	1,698	4,953	1997
Woodholme Manor Apartments	3,751	1,232	4,599		3,491	1,232	8,090	9,322	1,146	8,176	2001
Woodland Gardens (e)	5,506	2,022	10,480		4,263	2,022	14,743	16,765	3,630	13,135	1997
Woodleaf Apartments		2,862	17,716		670	2,862	18,386	21,248	895	20,353	2004
Woodmont Village Apartments		2,880	5,699		1,890	2,880	7,589	10,469	796	9,673	2002
Yorkshire Village Apartments	1,490	1,200	2,016		681	1,200	2,697	3,897	295	3,602	2002
Other Assets (d)	585	3,479			22,214	3,479	22,214	25,693	10,988	14,705	Various
Limited Partnerships (c)	16,989	1,203	9,963		17,913	1,203	27,876	29,079	8,320	20,759	
	$ 1,842,086	$430,119	$2,191,198	$ 20,436	$ 743,390	$430,119	$ 2,955,024	$ 3,385,143	$ 500,592	$2,884,551	
Less Held for Sale (Note 14 to the consolidated financial statements)	73,603	28,372	178,573	-	71,426	28,372	249,999	278,371	54,433	223,938	
	$ 1,768,483	$401,747	$2,012,625	$ 20,436	$ 671,964	$401,747	$ 2,705,025	$ 3,106,772	$ 446,159	$2,660,613	

(a) Represents the excess of fair value over the historical cost of partnership interests as a result of the application of purchase accounting for the acquisition of non-controlled interests.

(b) The aggregate cost for Federal Income Tax purposes was approximately $2,766,561.

(c) The net real-estate related to the limited partnership is presented on the Consolidated Balance Sheet as held and used.

(d) The $585 in Other Assets Encumbrances consists of a note payable.

(e) Represents properties within the Detroit Portfolio that are presented on the Consolidated Balance Sheet as held for sale.

(f) Construction completed August 1, 2005.

(g) Represents properties sold on April 5, 2006 that are presented on the Consolidated Balance Sheet as held for sale as of December 31, 2005.

HOME PROPERTIES, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2005
(IN THOUSANDS)

Depreciation and amortization of the Company's investments in buildings and improvements reflected in the consolidated statements of operations are calculated over the estimated useful lives of the assets as follows:

Buildings and improvements   3-40 years

The changes in total real estate assets are as follows:

	2005	2004	2003
Balance, beginning of year	$3,123,901	$2,752,992	$2,597,278
Management Companies	-	-	5,846
New property acquisition	283,363	256,208	96,801
Additions	100,013	102,700	106,346
Increase in real estate associated with the conversion of UPREIT Units	5,220	11,864	5,600
Assets held for sale associated with consolidated affordable limited partnerships	-	78,711	-
Disposals of assets held for sale associated with consolidated affordable limited partnerships	(50,627)	-	-
Disposals, retirements and impairments	(76,727)	(78,574)	(58,879)
Balance, end of year	$3,385,143	$3,123,901	$2,752,992

The changes in accumulated depreciation are as follows:

	2005	2004	2003
Balance, beginning of year	$405,919	$330,062	$257,284
Management Companies	-	-	2,287
Properties previously held for sale, changed to held and used	6,999		
Depreciation for the year	99,322	90,787	79,187
Disposals and retirements	(11,648)	(14,930)	(8,696)
Balance, end of year	$500,592	$405,919	$330,062